As filed with the Securities and Exchange Commission on February 6, 2001
                                                      Registration No. 333-44268
================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             -----------------------


                                 AMENDMENT NO. 4
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------


                              INTRACO SYSTEMS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

          Nevada                          7389                   87-0381511
----------------------------  ----------------------------  -------------------
(State or Other Jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
    of Incorporation or         Industrial Classification    Identification No.)
       Organization)                  Code Number)

                               3998 FAU Boulevard
                                    Suite 210
                            Boca Raton, Florida 33431
                                 (561) 367-0600
          -------------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices)

            3998 FAU Boulevard, Suite 210, Boca Raton, Florida 33431
            --------------------------------------------------------
                   (Address of Principal Place of Business or
                     Intended Principal Place of Business)

                             -----------------------

                                  Robert Marcus
                             Chief Financial Officer
                               3998 FAU Boulevard
                                    Suite 210
                            Boca Raton, Florida 33431
                                 (561) 367-0600
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)

                                   Copies to:
                              Nina S. Gordon, P.A.
                                Broad and Cassel
                      201 South Biscayne Blvd., Suite 3000
                              Miami, Florida 33131
                                 (305) 373-9400

        Approximate Date of Commencement of Proposed Sale to the Public:
 As soon as practicable after the effective date of this Registration Statement.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                          ----------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as SEC, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                  SUBJECT TO COMPLETION DATED FEBRUARY 6, 2001


                        6,915,571 SHARES OF COMMON STOCK

                              INTRACO SYSTEMS, INC.

         We are registering the following shares:

         o 3,164,560 shares of common stock held by unaffiliated third parties; and

         o a total of 3,751,011 shares of common stock, of which 3,394,560 shares are currently issuable upon exercise of warrants held by unaffiliated third parties with exercise prices ranging from $0.25 per share to $2.00 per share and 356,451 shares that may be issued in the future under provisions of the warrants that result in adjustments to the exercise prices in certain situations.


         We will not receive any proceeds from the sale of the 3,164,560 shares of common stock listed above. We will receive proceeds of $4,986,840 from the exercise of the warrants to purchase a total of 3,394,560 shares of common stock, if all of the warrants are exercised. We will pay the expenses of registering all of these shares for sale by the shareholders.


         The shareholders named in this prospectus may offer and sell these shares at any time using a variety of different methods. The actual number of shares sold and the prices at which they are sold will depend upon the market price at the time of those sales; therefore, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholders.


         Our common stock is quoted on the OTC Bulletin Board under the symbol "INSY." On February 2, 2001, the last reported price for our common stock on the OTC Bulletin Board was $0.71875 per share.


         YOU SHOULD CAREFULLY CONSIDER THE SECTION TITLED "RISKS OF INVESTING IN INTRACO SHARES" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

                      ------------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

                THE DATE OF THIS PROSPECTUS IS ____________, 2001

                      ------------------------------------

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                            PAGE

SUMMARY.......................................................................1

RISKS OF INVESTING IN INTRACO SHARES..........................................2

      We recently shifted our business focus away from network
      installations to providing information technology and voice services, including speech recognition products and
      services.  Our revised business plan is still under
      development.............................................................2

      We have experienced significant losses and these losses are expected to continue in the future......................................2

      We will need substantial additional capital in order to continue our operations..........................................................2

      Our services are based on software obtained from third parties.
      We may have to discontinue or significantly change our
      products or services if these third parties cancel our
      licensing agreements or discontinue production of the
      software................................................................2

      We depend on a small number of customers for a significant portion of our revenue.  If we lose any of these customers, our operating results and financial condition could be adversely affected................................................................3

      We depend on joint marketing agreements for the advertising and promotion of our products.  Cancellation of any of these
      agreements could have a material adverse effect on our
      operations and financial results........................................3

      Our services include information, data and voice services, such as e-mail and voice mail, that are often essential to a
      business.  We could be subject to liability if we do not
      provide our services to our clients in accordance with the terms of our engagements................................................3

      Our common stock is listed on the OTC Bulletin Board and is not actively traded, with the result that the trading price can be strongly affected by various factors.................................3

FORWARD-LOOKING STATEMENTS....................................................4

USE OF PROCEEDS...............................................................4

DIVIDEND POLICY...............................................................4

PRICE RANGE OF OUR COMMON STOCK...............................................5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
      OF OPERATIONS...........................................................5

ABOUT INTRACO SYSTEMS, INC...................................................12

MANAGEMENT...................................................................23

PRINCIPAL SHAREHOLDERS.......................................................27

SELLING SHAREHOLDERS.........................................................29

CERTAIN TRANSACTIONS.........................................................31

                               TABLE OF CONTENTS


OUR SECURITIES...............................................................31

SHARES ELIGIBLE FOR FUTURE SALE..............................................34

HOW THE SHARES MAY BE DISTRIBUTED............................................35

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
      LIABILITIES............................................................36

LEGAL MATTERS................................................................36

EXPERTS......................................................................37

WHERE YOU CAN FIND MORE INFORMATION..........................................37

INDEX TO FINANCIAL STATEMENTS.................................................I

                                     SUMMARY

INTRACO SYSTEMS, INC.

         Intraco is an information technology, data and voice service provider. Intraco currently offers several suites of comprehensive commercial services that will enable customers to eliminate or replace all on-site telephone, data systems and server applications. Its primary customers currently are small and midsized businesses such as website/e-commerce companies, although Intraco is also targeting larger businesses such as those in the telecommunications industry. Management believes that Intraco's services can be used to voice-enable a wide range of applications such as websites, e-commerce, auctioning, paging and e-mail.

INTRACO'S HISTORY

         Intraco was incorporated in Florida in March 1990. In April 1999, it completed a share exchange with Custom Touch Electronics, Inc., a Nevada corporation. Following the exchange, Custom Touch changed its name to Intraco Systems, Inc. Our executive offices are located at 3998 FAU Boulevard, Suite 210, Boca Raton, Florida 33431, telephone number (561) 367-0600.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following is a summary of our consolidated financial statements, which are included elsewhere in this prospectus, and should be read in conjunction with those financial statements.

                               For the Nine Months Ended              For the Years
                                     September 30,                     December 31,
                              ----------------------------    ----------------------------
                                 2000              1999           1999           1998
                              ------------    ------------    ------------    ------------
                              (unaudited)     (unaudited)
STATEMENT OF OPERATIONS
DATA:
Net sales..................   $  4,357,283    $  2,023,227    $  2,925,268    $  2,704,931
Gross profit...............        730,059         575,752         759,687         992,211
(Loss) from operations.....     (3,045,534)       (805,286)     (1,437,805)        (45,618)
                              ------------    ------------    ------------    ------------
Net (loss).................   $ (2,967,870)   $   (808,733)   $ (1,438,895)   $    (80,195)
                              ============    ============    ============    ============
SHARE DATA:
Loss per common shares -
basic and diluted..........   $      (0.18)   $      (0.07)   $      (0.12)   $      (0.01)
                              ============    ============    ============    ============
Weighted average number of
common shares outstanding -
basic and diluted..........     16,124,235      11,830,739      12,067,309       9,075,864
                              ============    ============    ============    ============

                                          As of               As of
                                       September 30,        December 31,
                                           2000                1999
                                       -------------       -------------
                                        (unaudited)
BALANCE SHEET DATA:
Cash.......................            $  1,316,780        $    151,725
Total current assets.......            $  2,240,380        $    790,220
Total assets...............            $  3,391,528        $  1,124,783
Total current liabilities..            $  1,083,320        $  1,330,725
Stockholders' equity                   $  2,284,323        $  (237,265)
(deficit)..................

                      RISKS OF INVESTING IN INTRACO SHARES

         WE RECENTLY SHIFTED OUR BUSINESS FOCUS AWAY FROM NETWORK INSTALLATIONS TO PROVIDING INFORMATION TECHNOLOGY AND VOICE SERVICES, INCLUDING SPEECH RECOGNITION PRODUCTS AND SERVICES. OUR REVISED BUSINESS PLAN IS STILL UNDER DEVELOPMENT.

         With the hiring of Walt Nawrocki in 1999 as our chief executive officer, we have shifted our business focus towards providing speech recognition products and services. As a result of this shift in focus, our business plan is still in development. There can be no assurance that our new business plan will be successful. Although we are in discussions with several prospective clients, we have not yet sold any of our newly developed speech recognition products and services and demand for these products and services is uncertain. Additionally, our previous financial history is not a good indication of how the business is doing or how it is evolving.

         WE HAVE EXPERIENCED SIGNIFICANT LOSSES AND THESE LOSSES ARE EXPECTED TO CONTINUE IN THE FUTURE.

         For the year ended December 31, 1999 and the nine months ended September 30, 2000, we reported net losses of $1,438,895 and $2,967,870, respectively. As of December 31, 1999, we had an accumulated deficit of $2,084,303, and stockholders' deficit of $237,265, although as a result of raising capital through private offerings, we have positive stockholders' equity of $2,284,323 as of September 30, 2000. There can be no assurance that we will operate profitably in the future and that we will not continue to sustain losses. Continued losses could materially and adversely affect our business.

         WE WILL NEED SUBSTANTIAL ADDITIONAL CAPITAL IN ORDER TO CONTINUE OUR OPERATIONS.


         We require substantial working capital to build our application service provider systems, for marketing and promotion, and to fund our general business operations. In addition, we anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information system, including software and hardware, as we grow and the needs of our business change. Without any outside funding, we currently anticipate that we will have sufficient funds to meet our anticipated needs for working capital and capital expenditures through February 28, 2001. After that, we will need to raise additional funds. We are actively seeking additional financing, which may be either debt or equity financing. We cannot be certain that any additional financing will be available to us when needed and if available, whether it will be on favorable terms. In addition, if we raise additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of our current shareholders and our shareholders may experience additional dilution.


         OUR SERVICES ARE BASED ON SOFTWARE OBTAINED FROM THIRD PARTIES. WE MAY HAVE TO DISCONTINUE OR SIGNIFICANTLY CHANGE OUR PRODUCTS OR SERVICES IF THESE THIRD PARTIES CANCEL OUR LICENSING AGREEMENTS OR DISCONTINUE PRODUCTION OF THE SOFTWARE.

         We obtain software products pursuant to agreements with Motorola and Nuance. We intend to enter into additional agreements as may be necessary in the future. Obtaining this software, as well as any additional software offerings, is critical to our expansion strategy because we offer services based on the integration of these software packages to clients. If one or more of our existing relationships with our key software partners were to be terminated or not renewed, we could be faced with discontinuing products or services or delaying or reducing introduction of services unless we could find, license and offer equivalent software packages.

         All of our third-party agreements are non-exclusive. Our competitors could also license and offer software products that we offer as part of our application service provider services. We cannot be sure that our current vendors will continue to offer or support the software we currently license from them in current form, nor can we be sure that we will be able to adapt our systems to changes in such software.

         WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUE. IF WE LOSE ANY OF THESE CUSTOMERS, OUR OPERATING RESULTS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED.

         For the first nine months of 2000, approximately 25% of our total revenues were derived from one customer, Insci-Statements.com Corp., and 69% from our top 10 customers. If we were to lose any of our major customers, our operating results and financial conditions could be adversely affected.

         WE DEPEND ON JOINT MARKETING AGREEMENTS FOR THE ADVERTISING AND PROMOTION OF OUR PRODUCTS. CANCELLATION OF ANY OF THESE AGREEMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS AND FINANCIAL RESULTS.

         We currently have a joint marketing agreement with Motorola and intend to enter into additional agreements in the future. We will use these agreements for our advertising and promotional programs. While these programs have been available to us in the past, there is no assurance that these programs will be continued. Any discontinuance or significant reduction in the availability of these programs could have a material adverse effect on our operations and financial results.

         OUR SERVICES INCLUDE INFORMATION, DATA AND VOICE SERVICES, SUCH AS E-MAIL AND VOICE MAIL, THAT ARE OFTEN ESSENTIAL TO A BUSINESS. WE COULD BE SUBJECT TO LIABILITY IF WE DO NOT PROVIDE OUR SERVICES TO OUR CLIENTS IN ACCORDANCE WITH THE TERMS OF OUR ENGAGEMENTS.

         Many of the engagements we have begun or plan to undertake involve projects for information, data and voice services that are critical to the operations of our clients' businesses and provide benefits to our clients that may be difficult to quantify. If we fail or are unable to meet a client's expectations in the performance of our services, our client's operations could be adversely affected. This could give rise to claims against us or damage our reputation, adversely affecting our business, operating results and financial condition.

         OUR COMMON STOCK IS LISTED ON THE OTC BULLETIN BOARD AND IS NOT ACTIVELY TRADED, WITH THE RESULT THAT THE TRADING PRICE CAN BE STRONGLY AFFECTED BY VARIOUS FACTORS.

         Few shares of our common stock trade on the OTC Bulletin Board on any given day. Therefore, the trading price of our common stock has been, and in the future is expected to be strongly affected by a number of factors, including:

         o        current and anticipated results of operations;
         o        changes in our business, operations or financial results;
         o        general market and economic conditions;
         o        the number of shares outstanding and freely tradeable; and
         o        the number of market makers in our stock.


         The trading price of our common stock can be affected if our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants. If that occurs, the market price of our common stock is likely to fall. In addition to 17,501,550 shares of common stock and 4,061,227 warrants outstanding, our officers, directors and employees own options to purchase up to 16,210,500 additional shares of common stock.


                           FORWARD-LOOKING STATEMENTS

         Certain important factors may affect our actual results and could cause those results to differ materially from any forward-looking statements made in this prospectus or that are otherwise made by us or on our behalf. "Forward-looking statements" are not based on historical facts and are typically phrased using words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" and similar expressions or variations.

         Differences in actual results may be caused by factors such as those discussed in "Risks of Investing in Intraco Shares" as well as those discussed elsewhere in this prospectus and in our filings with the SEC.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that they will be achieved. Except as we are required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

                                 USE OF PROCEEDS


         We will receive no proceeds from the shares being offered by the selling shareholders under this prospectus. If all of the warrants are exercised, we will receive an aggregate of $4,986,840 upon the exercise of the warrants, which have exercise prices ranging from $0.25 per share to $2.00 per share. As of February 2, 2001, the current market price of our shares is $0.71875. If any proceeds are received, the proceeds will be used for general working capital purposes.


                                 DIVIDEND POLICY

         We have never paid any cash dividends on our common stock. We do not currently anticipate paying cash dividends for the foreseeable future, but instead we plan to retain any earnings to fund our growth. The decision to pay dividends on our common stock in the future will depend on our ability to generate earnings, our need for capital, our overall financial condition and other factors that our Board of Directors may consider to be relevant.

                         PRICE RANGE OF OUR COMMON STOCK

         Our common stock began trading under the symbol "INSY" on the OTC Bulletin Board operated by the Nasdaq Stock Market, Inc. on April 29, 1999. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. The quotations listed below are the high and low closing prices and were obtained from the OTC Bulletin Board.

             QUARTER ENDED                        HIGH                LOW
----------------------------------------   ------------------  -----------------


June 30, 1999.......................             $7.750              $1.500
September 30, 1999..................             $2.250              $1.750
December 31, 1999...................             $2.625              $0.875
March 31, 2000......................             $8.850              $1.500
June 30, 2000.......................             $5.687              $1.562
September 30, 2000..................             $3.000              $1.031
December 31, 2000...................             $1.250              $0.156


HOLDERS


         As of February 2, 2001, there were approximately 466 holders of record of our common stock.


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

         You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes included elsewhere in this prospectus.

OVERVIEW

         We are an information technology service provider. Our products and services include computer hardware, computer networks, speech recognition products and services, and voice-activated products and services. We are in the process of attempting to shift our business focus from direct sales of computer hardware and computer networks to be installed on customer premises to providing speech recognition and voice command products delivered from Intraco data centers for recurring monthly fees. This manner of providing products and services from a remote location for a recurring service charge is referred to as being an "application service provider."


         At present, we have established two data centers, one in New York City and another in Boca Raton, Florida. Both of these data centers are equipped to deliver our new services. Our current speech and voice services include a speech recognition telephone "operator" that answers incoming telephone calls and directs them to the appropriate extension by responding to the caller's voice request and a voice-activated telephone dialing system that places outgoing calls. We are in the process of entering into agreements for the sale of some of these new services and have entered into an agreement with one customer for the testing of others.

         We believe our competitive advantage lies in our ability to combine our in-house expertise with leading speech recognition technologies available from third parties, including voice browsers and natural language engines, to create comprehensive packages of technology and voice services for a variety of businesses. We believe the major market for these services is small- to medium-sized businesses and branch offices of larger companies. Our primary sales channel for these new products will be through telecommunications companies with only a relatively small portion of our sales coming from direct sales from our own sales force. At present, we are testing the "operator" and the voice-activated dialer with a client that is assessing our services. We expect test results to be available during the first quarter of 2001.


         By February 28, 2001, we will require additional funding to pay our current operating expenses as well as to continue selling, marketing, testing and installation of our new products. Our operating expenses total approximately $350,000 per month. The total funds we will need will depend on both the length of time it takes to raise the funds as well as the rate at which our new products gain acceptance in the marketplace. We believe that the faster we can generate revenues from our new products, the more operating profit will become available to offset some of our cash requirements for our operations. We have only recently started to generate limited revenues from these new products, however, and there can be no assurance we will be able to generate sufficient revenues from these new products in order to fund all or a part of our operating expenses. We are also unable to estimate when sufficient revenues may be generated by sales of our new products. Therefore, we are actively seeking a capital infusion of approximately $5 million, which we believe will provide substantially all of the funding needed to meet our operating expenses and our product development and testing cash needs, while we develop additional sales channels so as to increase our sales to profitable levels. There can be no assurances that we will be able to increase our sales to profitable levels.


         Management is in the process of identifying potential private investors for a private equity investment and a private debt offering. The specific terms of any investment have not yet been negotiated with the potential investors. We may also obtain funds through the exercise of certain outstanding warrants. There can be no assurances, however, that we will be able to complete any offerings or that any warrant holders will exercise their warrants. As of the date of this prospectus, the trading price of our common stock is below the exercise prices of our outstanding warrants. If we are not able to raise the required capital, then we will reduce operations, seek a potential acquirer and/or discontinue operations.

         We were incorporated in Florida in March 1990. In April 1999, we completed a share exchange with Custom Touch Electronics, Inc., a Nevada corporation with no material operations whose common stock traded on the OTC Bulletin Board. Pursuant to the share exchange, all of the outstanding shares of Intraco capital stock were exchanged for 10,531,500 Custom Touch shares. Thereafter, Custom Touch changed its name to Intraco Systems, Inc.

RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         REVENUES. Revenues increased 8.1% to $2,925,268 for the year ended December 31, 1999 from $2,704,931 for the year ended December 31, 1998. This increase was primarily due to a $1,296,716 increase in systems/networks revenues. Of the increase, $719,323 represented an unusually large sale in the fourth quarter of 1999 to a single customer (Internet Financial Network). The increases in systems/networks revenues were offset by a $1,076,379 decrease in service contract revenues. Approximately 90% of the decrease in service contract revenues was due to the cancellation of a service contract with Kender Thijssen BV that Intraco had since 1990. Although Intraco is attempting to shift its business focus away from its systems/networks products and service contracts, management anticipates that its systems/networks revenues will continue to be a significant portion of Intraco's revenues in the future.

         Our quarterly operating results fluctuate because of the number of active client projects, the requirements of client projects, the termination of major client projects, the loss of major clients, the timing of new engagements, and the timing of personnel cost increases. Our information, data and voice services are complex and often require a significant amount of time to design for and sell to a new client. Because a high percentage of our expenses are relatively fixed at the beginning of any period and our general policy is to not adjust our staffing levels based upon what we view as short-term circumstances, a variation in the timing of the initiation or the completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses for any particular period. In addition, many of our engagements are, and may be in the future, terminable by our clients without penalty. A termination of a major project could require us to maintain under-utilized employees, resulting in a higher than expected percentage of unassigned professionals, or to terminate the employment of excess personnel.

         COST OF REVENUES. Cost of revenues increased 26.4% to $2,165,581 for the year ended December 31, 1999 as compared to $1,712,720 for the corresponding period in 1998. Cost of systems/networks revenues were $1,852,443, or 72.8%, of systems/networks revenues for the year ended December 31, 1999, compared to $638,885, or 51.2%, of systems/networks revenues for the corresponding period in 1998. This increase reflects Intraco's increased sales and also reflects the effect of increased competition, which limits Intraco's ability to mark-up the hardware and software sold. Cost of service contracts totaled $313,138, or 82.5%, of service contract revenues for the year ended December 31, 1999, compared to $1,073,835, or 73.7%, for the corresponding period in 1998. The increase in the cost of service contracts is primarily due to the increase in labor costs, which Intraco contracts out.

         Intraco's overall gross profit margins for the years ended 1999 and 1998 were 26% and 37%, respectively. The profit margins on Intraco's systems/networks products and service contracts continue to erode due to increased competition, which limits Intraco's mark-ups on the hardware and software it sells, and due to increased labor costs. The profit margins have, therefore, been below management's targets of 35% on systems/networks products and service contracts and 50% on new products. As a result, management is directing more resources toward developing products and services with higher profit margins. Management currently believes its voice-activated products can be sold at higher margins. As a greater portion of Intraco's total revenues begins to be derived from newer product offerings such as the voice-activated auto attendant and telephone dialer, management expects the overall margins to improve. As of December 31, 1999, however, the Company had not sold any such new products or services. Although there can be no assurances that this strategy will prove successful, management currently believes it is necessary for Intraco's long-term viability.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1,159,663, or 111.7%, to $2,197,492 for the year ended December 31, 1999 from $1,037,829 for the corresponding period in 1998. Of the dollar increase, $561,106 represented payroll costs in connection with the hiring of two additional sales and marketing staff, and four additional senior management personnel to begin developing new products and services and entering new markets; $81,830 represented an increase in facilities and leased equipment; $47,953 represented increased professional fees; and $216,073 represented increased financial advisory fees in connection with the decision to complete the exchange offer with Custom Touch Electronics and possible additional acquisitions. The remaining increases were attributable to other additional selling, general and administrative expenses.

         INTEREST EXPENSE. Interest expense, net of interest income, decreased $33,487 to $1,090 for 1999 from net interest expense of $34,577 in 1998, reflecting the repayment of long-term debt.

         NET LOSS. As a result of the foregoing, we reported a net loss of $1,438,895 for the year ended December 31, 1999 and a net loss of $80,195 for 1998.

         ACCOUNTS RECEIVABLE. Accounts receivable increased $485,522, or 973%, to $535,422 for the year ended December 31, 1999 from $49,900 for the year ended December 31, 1998. This increase primarily reflects that a greater portion of Intraco's revenues in 1999 was derived from systems/networks as compared to 1998, in which a greater portion of revenues were derived from service contracts. In 1999, 87% of Intraco's revenues were derived from systems/networks, as compared to 46% of revenues from systems/networks in 1998. In 1999, 13% of Intraco's revenues were from service contracts, whereas in 1998 54% of revenues were from service contracts. Intraco's practice has been to bill its systems/networks clients when the product is delivered; by comparison service contracts are billed and paid for by clients in advance of the services being provided. As a result of Intraco's billing practices and the shift from service contracts to systems/networks, the average number of days outstanding of Intraco's receivables in 1999 was 36 days as compared to 19 days for 1998. The average days outstanding was also skewed as of the end of 1999 because of a large systems/networks sale to one customer in the fourth quarter of 1999 for which payment was delayed. Excluding the effect of that sale, the average number of days outstanding for Intraco's accounts receivable in 1999 declined to 12 days. Management continues to monitor Intraco's accounts receivable.

         ACCOUNTS PAYABLE. Accounts payable increased $693,476, or 209%, to $1,025,952 for the year ended December 31, 1999 from $332,476 for the year ended December 31, 1998. The increase was primarily due to an increase in the purchasing of hardware to support the increase in revenues for the fourth quarter of 1999. For the years ended December 31, 1999 and 1998, accounts payable turned three times a year or an average of every four months.

         NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999.

         REVENUES. Revenues increased $2,334,056, or 115%, to $4,357,283 for the nine months ended September 30, 2000 from $2,023,227 for the nine months ended September 30, 1999. This increase was due to two major factors. One factor was an unusually large systems/networks sale of $1,079,045 to a single customer (Insci-Statements.com Corp), and the second factor was an increase in the sales and marketing staff to 16 people for the nine months ended September 30, 2000 from six people for the corresponding period in 1998. Although Intraco is attempting to shift its business focus away from its systems/networks products and service contracts, management anticipates that its systems/networks revenues will continue to constitute a significant portion of Intraco's revenues in the future.

         COST OF REVENUES. Cost of revenues increased 149.2% to $3,627,224 for the nine months ended September 30, 2000 from $1,447,475 for the nine months ended September 30, 1999. This increase reflects Intraco's increased sales and also increased competition, which limits Intraco's ability to mark-up the hardware and software sold. Cost of systems/networks revenues totaled $3,327,462, or 86.2%, of systems/networks revenues for the nine months ended September 30, 2000, compared to $1,201,129, or 75.2%, of systems/networks revenues for the corresponding period in 1999. Cost of service contracts were $299,762, or 60.3%, of service contract revenues for the nine months ended September 30, 2000, compared to $246,346, or 57.8%, for the corresponding period in 1999. The cost of service contracts has increased as a result of higher labor charges for services Intraco contracts out.

         The overall gross profit margins for the nine months ended September S30, 2000 and 1999 were 17% and 29%, respectively. The profit margins on Intraco's systems/networks products and service contracts continue to erode due to increased competition, which limits Intraco's ability to mark-up the hardware and software it sells, and increased labor costs. The profit margins have, therefore, been below management's targets of 35% on systems/networks products and service contracts and 50% on new products. As a result, management is directing more resources toward developing products and services with higher profit margins. Management currently believes its voice-activated products can be sold at higher margins. As a greater portion of total revenues begins to be derived from newer product offerings such as the voice-activated auto attendant and telephone dialer, management expects the overall margins to improve. As of September 30, 2000, the Company was testing its new products but had not made any sales of these products; therefore, Intraco's operating results do not yet reflect any changes in operating strategy. There can be no assurances that this strategy will prove successful.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the nine months ended September 30, 2000 were $3,775,593, compared to $1,381,038 for the nine months ended September 30, 1999, an increase of $2,394,555 or 173.4%. Of the dollar increase, $1,506,429 represented increased payroll and commission costs in connection with the hiring of nine additional engineers, ten additional sales and marketing staff, and two additional administrative personnel to begin developing new products and services, entering new markets and continuing to sell existing products; $74,700 represented recruiting fees in connection with the hiring of sales and engineering personnel; $79,820 represented increased professional fees; $114,126 represented increased public relations costs in connection with engaging a public relations firm; $56,197 represented increased advertising expenses; $95,868 represented increased directors and officers, health and workmen's compensation insurance costs; $117,457 reflects increased levels of depreciation and amortization due to capital investments; $63,327 represented increased network service charges for the new data centers; and $98,400 represented a one-time charge for the settlement of an employment contract. The remaining increase was attributable to other additional selling, general and administrative expenses.

         INTEREST INCOME. Interest income, net of interest expense, increased by $71,703 to $68,256 for the nine months ended September 30, 2000 as compared to net interest expense of $3,447 for the nine months ended September 30, 1999, reflecting the interest earned on deposits and the repayment of long-term debt.

         NET LOSS. As a result of the foregoing, Intraco reported a net loss of $2,967,870 for the nine months ended September 30, 2000 compared to a net loss of $808,733 for the nine months ended September 30, 1999, an increase of $2,159,137.

         ACCOUNTS RECEIVABLE. Accounts receivable increased $724,127 to $791,681, or 1072%, for the period ended September 30, 2000 from $67,554 for the period ended September 30,1999. This increase primarily reflected Intraco's greater revenues from systems/networks sales in the first three quarters of 2000 as compared to the corresponding period in 1999, but also reflects an increase in the average days outstanding of Intraco's accounts receivable. The average number of days outstanding for the 2000 period was 41 and for the 1999 period was eight. This increase represents a slowing of payments that management believes was in response to general economic conditions. Management does not at this time believe this represents a significant impairment in the collectibility of these receivables, although management is monitoring this closely.

         ACCOUNTS PAYABLE. Accounts payable decreased $ 360,189, or 46.3%, to $416,363 for the period ended September 30, 2000 from $776,552 for the period ended September 30, 1999. The decrease was due to the use of a portion of the net proceeds from Intraco's private offering in March 2000 to pay down outstanding trade payables. Intraco was able to reduce accounts payable to a current status. As a result of prior credit issues, we are required to maintain current payment terms with our vendors.

         PROPERTY AND EQUIPMENT. Property and equipment increased $983,047, or 342%, to $1,270,404 for the period ended September 30, 2000 from $287,357 for the period ended September 30, 1999. The increase was due to the investment in additional equipment to support our new speech and telecommunication services.

LIQUIDITY AND CAPITAL RESOURCES


         Intraco has historically incurred significant losses and has substantial negative cash flow from operations. Intraco has included a footnote in its annual financial statements for the year ended December 31,1999, which expresses concern about Intraco's ability to continue as a going concern unless sales increase and/or additional investment capital is raised. Intraco expects significant operating losses to continue at least during the first half of 2001. Intraco received approximately $5.4 million from equity private placements during the first half of 2000. Intraco will require additional funding to cover current operations and the implementation of its business plan after February 28, 2001. Intraco is actively seeking additional financing, which may be either debt or equity financing. There can be no assurance that any additional financing will be raised or if raised, on favorable terms.


         At December 31, 1999, Intraco's current assets totaled $790,220 and current liabilities totaled $1,330,725, resulting in a negative working capital ratio. At September 30, 2000, Intraco's current assets were $2,240,380 and current liabilities were $1,083,320. Intraco had long-term liabilities of $31,323 and $23,885 at December 31, 1999 and September 30, 2000, respectively. Management is seeking to raise additional investment capital, both for working capital as well as to finance its growth and acquisition strategy. Although there can be no assurance that management will be successful in securing the needed capital, management is in discussion with potential investors and is optimistic that additional funding will be available.

         Intraco had $151,725 of cash on hand at December 31, 1999, compared to $32,245 at the end of 1998. Net cash used in operations for the year ended December 31, 1999 totaled $1,104,543. This deficit was funded by the sale of common and preferred stock. Intraco also repaid $294,147 of debt and incurred costs of $283,153 in recapitalizing and merging with Custom Touch.

         Intraco had $1,316,780 in cash on hand at September 30, 2000, compared to $151,725 at December 31, 1999. Operating activities for the nine months ended September 30, 2000 used cash of $3,103,596 primarily due to an increase in accounts receivable of $250,202 in support of increased revenues, the payment of trade payables of $609,589 and the net loss of $2,967,870. Net cash used in investing activities was $944,123, reflecting the purchase of fixed assets and a licensing agreement. Financing activities provided cash in the amount of $5,212,774 primarily due to issuance of capital stock of $5,369,869, which was partially offset by repayment of $130,188 of long-term debt.

         Because of delays Intraco has experienced in obtaining the additional financing required, Intraco has suspended any plans for expansion through acquisitions or otherwise. Accordingly, Intraco has no material commitments for capital expenditures at the present time. Because Intraco is operating at a loss, however, it must secure additional funding to continue its current operations. No assurance can be made that such funding will be available and, if available, that such funding will be available on terms acceptable to Intraco.

                           ABOUT INTRACO SYSTEMS, INC.
OVERVIEW

         Intraco is an information technology, data and voice service provider. We are using our in-house expertise with leading speech recognition technologies, such as voice browsers and natural language engines, to create comprehensive services for small and midsized businesses such as websites/e-commerce companies and larger businesses such as telecommunications companies. Ultimately, Intraco intends that its services will voice-power a wide range of applications such as websites, e-commerce, auctioning, paging, e-mail and unified messaging.

         We believe that a significant market opportunity exists with the emergence of the Internet, especially for business use, and the subsequent expansion of "application service providers" who lease software and telecommunications services over the Internet or private data networks. According to Forrester Research, the business-to-business Internet market is expected to grow from $109 billion in 1999 to $1.3 trillion in 2003, representing a compounded annual growth rate of approximately 87%. Additionally, the business-to-business market is estimated to be more than 12 times the size of the business-to-consumer market in 2003. According to International Data Corporation and Dataquest, Inc., a unit of the Gartner Group, the application service provider market has been estimated to range from $7.8 billion and $25.3 billion by 2004. We believe that we are well-positioned to capture market share as companies become increasingly familiar with and recognize the need for advanced speech recognition technologies deployed on an application service provider basis.

         Intraco currently offers several packages of speech recognition based products and services designed for businesses to use the Internet and telecommunications applications. It has one fully operational prototype of its voice-enabled product, which is in the process of being evaluated by one client. These products include:

         o The voice-enablement of websites, which will be offered on an application service provider basis; and

         o "Virtual office" systems including basic telephone services, unified messaging and voice-driven e-mail facilitation, which will also be offered on an application service provider basis.

         Intraco delivers it services over leased data lines from two rented data centers currently located in Boca Raton, Florida and New York, New York.

         Intraco believes that it has been able to create these systems based upon several advantages. Our senior management has extensive knowledge of the voice recognition industry. Intraco's chief executive officer, Walt Nawrocki, spent more than 30 years with IBM pioneering new technologies, where he was ultimately responsible for the creation and ongoing management of IBM's speech recognition business. Subsequent to IBM, Mr. Nawrocki founded and served as chief executive officer and president of Registry Magic Inc., where he established the Virtual Operator as the industry standard for speech-driven auto-attendants.

         Intraco also believes that its extensive knowledge of the voice recognition industry also gives Intraco the ability to identify which vendors supply the most advanced and effective technological components. Intraco's relationships with these vendors, which include Motorola and Nuance, have allowed it to establish long-term working agreements in the form of licensing agreements. As a result, Intraco is able to benefit from the significant investments already made by these outside firms. Finally, Intraco operates as a systems integrator; in other words, it combines software packages developed by others into a system that integrates several separate technologies into one cohesive system.


         Intraco intends to sell its products and services on an application service provider basis primarily through major national network service providers such as UUNET, Intermedia Communications, Cable and Wireless, Leve13 Communications and Verio and through portals that cater to small and midsized businesses. In both cases, the focus is on distributors instead of end-users. Intraco does not intend to service individual consumers, but instead is targeting other business customers through the network service providers and portals. Intraco intends to pursue these customers by using a sales team that has more than 100 years of combined experience in the technology industry. Additionally, Intraco's strategic relationships provide it with proven marketing contacts, with a history of successful products and services.


PRINCIPAL CUSTOMERS

         At the present time, Intraco is dependent on a limited number of customers. Internet Financial Network represented 38% of Intraco's revenues for the year ended December 31, 1999. Insci-Statements.com Corp. represented 25% of Intraco's revenues as of September 30, 2000. Our sales and marketing efforts, as described above, are intended to increase our exposure to potential clients and to increase our client base. We cannot guarantee that our efforts will be successful in this regard, however. As a result, we are vulnerable to the loss of a major client.

THE INTRACO SOLUTION

         Intraco's products and services are designed to use the Internet and standard telecommunications applications. The key components of the Intraco solution include:

         o FIRST-TO-MARKET. Intraco believes it has a substantial head start in the development of language and speech recognition products and services. Through its relationships with firms that have been instrumental in the development of speech recognition products, such as Microsoft, Motorola and Nuance, Intraco has had access to and in some cases has helped develop the software that Intraco currently uses in its speech recognition systems. These relationships, combined with Intraco's ability to integrate the software using its proprietary technology, has enabled Intraco to produce what it believes are superior, first-to-market, commercially viable solutions.

         o        LICENSING AGREEMENTS AND JOINT MARKETING RELATIONSHIPS.
                  Intraco has developed relationships with companies such as Motorola, Microsoft and Nuance, which have provided Intraco with access to newly developed speech recognition and other technologies. Each of these firms has expended significant amounts of resources developing these components, such as voice browsers and natural language engines, but lacks the ability to integrate these disparate pieces of software into a set of services that can be delivered to the end-user. Intraco believes that it has obtained access to these products because of its expertise in the speech recognition sector and because it is currently one of the few firms that can integrate these applications into a commercially viable product.

                  Intraco currently has the following agreements in place:

                  o Motorola: Definitive agreement for the joint marketing of Motorola's VoxML Language Software, enabling voice access to the Internet, using Intraco's application service provider capabilities. The agreement is for a term of one year and is renewable for successive one-year terms upon 90 days' notice. The agreement may be terminated by either party in certain circumstances. Intraco paid certain royalty and set-up fees. In addition, Intraco pays fees depending on the number of terminals at which the software is used.


                  o Nuance: Definitive agreement pursuant to which Intraco has a non-exclusive license to use Nuance's software for an indefinite period of time. Intraco may terminate the agreement at any time. Nuance has the right to terminate the agreement if Intraco breaches the terms of the agreement and does not cure the breach within 30 days of having received written notice of the breach. Intraco pays license and annual support fees to Nuance based on Nuance's standard rates.

                  o Microsoft: Definitive agreement pursuant to which Intraco is authorized to provide services and products developed by Microsoft. The agreement is for a term of one year and is renewable for successive one-year terms provided Intraco meets certain criteria. The agreement may be terminated by either party with 30 days' notice. Microsoft can terminate the agreement immediately if Intraco: (i) breaches its obligations; (ii) pirates its products; or (iii) transfers or assigns a significant portion of its stock to a third party. Intraco paid to Microsoft a "Certified Solution Provider Membership Fee" and pays license fees based on Microsoft's standard single- and multi-user rates.


         o TECHNOLOGICAL EXPERTISE. Intraco has extensive experience in speech recognition technology, as well as in programming and software integration. This experience allows Intraco to create integrated technologies and quickly bring them to market. Intraco has the ability to identify which vendors supply the most advanced and effective technological components. Additionally, Intraco has significant systems integration experience that enables Intraco to integrate the most advanced and effective technological components into one cohesive system. Intraco also has a team of engineers with the in-house expertise to install and service both the hardware and software components.

         o MANAGEMENT EXPERTISE. Intraco's management team brings a highly qualified and diverse background with extensive experience in identifying and applying leading-edge technology. Walt Nawrocki, our chief executive officer, has significant experience in developing and integrating voice automation technologies. Mr. Nawrocki spent more than 30 years with IBM, where he became manager for worldwide product development and business management. In that role, he managed a number of business areas, including speech recognition products, and was responsible for acquisitions, joint development and original equipment manufacturing licensing programs.


         o PRODUCTS WORK TODAY. Intraco currently has one fully operational prototype of its speech recognition product, which is being evaluated by one client. The terms of Intraco's agreement provide for an initial payment to Intraco, after which time the client begins to test the prototype. Upon final acceptance of the product, Intraco will receive the balance of the purchase price of the product, plus ongoing fees based on the number of calls. The term of the agreement once the product is accepted is for six months and is renewable at the client's option for additional six-month terms. Intraco believes it is the first to offer commercially viable speech recognition solutions for use in Internet applications. As such, we believe we are positioned to capture substantial market share as companies become increasingly familiar with, and realize the need for, advanced speech recognition technologies.


INDUSTRY OVERVIEW

         Intraco currently provides several service packages, on an application service provider basis, which take advantage of the convergence of speech recognition technologies and the Internet.

         SPEECH RECOGNITION TECHNOLOGIES. Various types of speech recognition technologies have existed for several years and the number of commercially available speech enabled products continues to grow. Until recently, however, speech recognition products have worked poorly and have been costly, thereby limiting widespread acceptance.

         Historically, emphasis in the speech recognition industry was placed on the development of "core speech recognition engine" technology, a set of algorithms that interpret speech patterns. Many companies, including IBM, Dragon Systems, Voice Control Systems, Nuance, Nortel, SpeechWorks and Lucent, have spent substantial sums of money over the last quarter century in developing core speech recognition engine technology for the telephone. The development of speech recognition engine technologies requires the use of speech algorithms, statistics, digital signal processing algorithms, digital signal processing programming, phonetics, linguistics, information theory and coding theory. For the most part, these speech recognition engine manufacturers have allowed others to develop commercial speech applications.

         As new technologies are developed, their accessibility and simplicity of operation directly effects how often and how widely they are used. The advent of the Internet, combined with recent advances in speech recognition technology, has provided both the accessibility and simplicity to increase the popularity of speech recognition products. As of a few years ago, the integration of speech recognition within a call center environment required extensive systems integration expertise, money and time. Now, with the availability of improved technologies, the ability to turn websites into speech-driven call centers can be achieved with the right speech recognition and Internet development skills.

         Speech is the most natural, efficient and simple means of human communication. With the increase in the power and capability of speech recognition engine technologies and the increase in speed and reduction in the cost of computer processors, the use of human speech to access the Internet via a telephone is now feasible.

         GROWTH OF THE INTERNET. Internet usage and online commerce continue to grow worldwide. Forrester Research estimates that revenue generated worldwide from online commerce will grow to exceed $6.8 trillion in 2004.

         APPLICATION SERVICE PROVIDER MARKET. Application service providers are service-oriented firms that provide contractual services, offering to deploy, host, manage and enhance what is usually packaged application software from a centrally managed facility. The application service provider provides services remotely, either on line over the Internet or over dedicated telecommunications lines. The application service provider hosts the software, builds and maintains the network servers necessary to store and run the software application, provides the systems necessary to deliver the software application directly to the user's desktop, and provides the necessary information technology staff to implement upgrades and provide support and maintenance functions. The application service provider takes all administrative and technical responsibilities from the client company, thereby cutting costs. Clients can use leading business software applications without the cost and burden of owning them.

         The definition of an application service provider includes the following characteristics:

         1. APPLICATIONS COMMERCIALLY AVAILABLE. Application service providers provide access to and management of a software application that is commercially available. This service is different from "business process outsourcing," where the outsourcing contract encompasses the management of entire business processes such as human resources or finance.

         2. "SELLING" APPLICATION ACCESS. Application service providers offer customers access to new applications without requiring the customer to make up-front investments in the application licenses, servers, people and other resources. The application service provider either owns the software or has a contractual agreement with the software vendor to license access to the software.

         3. CENTRALLY MANAGED. The services are managed from a central location rather than at each customer's site. Customers access applications remotely, such as over the Internet or via leased lines.

         4. ONE-TO-MANY SERVICE. The services are designed to be offered to many users. The application service provider partners with other vendors of standardized offerings that require little or no customization, that many companies will subscribe for over specific contract periods.

         5. DELIVERING ON THE CONTRACT. The application service provider is the firm that is responsible, in the customer's eyes, for delivering the agreed-upon service, ensuring that the application service is provided as promised.

         The application service provider industry is ideally suited for small to midsized businesses. Unable to afford the huge fixed costs of network servers and information technology staff to support them, small and midsized businesses can turn to an application service provider to take care of the responsibility, financial and staffing aspects. They pay a flat rate per user per month and receive access to the latest and most sophisticated software applications that otherwise may be too expensive. The application service provider can easily expand the services it provides to meet the growth of the businesses it supports. With the help of application service providers, small to midsized businesses should be able to better compete with their larger competitors. According to International Data Corporation, the number of customers of high-end application service providers is expected to double or triple in the next few years as they become more familiar with the benefits of the application service provider model and more confident in its reliability.

         The application service provider industry has many strengths that could make it very successful with resellers. First, more customers than ever have remote and/or mobile workgroups with specific functions that are more easily automated using Internet technologies. Second, the increasing costs of information technology are making outsourcing a popular alternative. Third, the privacy of networks is much more secure using an application service provider server than individual in-house servers. Finally, large vendors such as Oracle have shown great confidence in fledgling application service providers. The application service provider industry offers products and services that provide recurring revenue streams to resellers.

TECHNOLOGY

         The driving force behind Intraco's vision and technology is the telephone, which should remain the preferred means of communication for the foreseeable future. Statistically, there are 10 times as many telephones as computers with Internet access, and phones, especially cellular phones, are much more convenient to use. Via voice and speech recognition technologies, users will be able to communicate by simply speaking, without having to press keys, talk to an operator or agent, or use a visually based Web browser. The communication will be completely automated and interactive, allowing for the ease and practicality of voice recognition without sacrificing the functionality of traditional services.

         The hardware for these systems has multiple voice telephone lines coming in from the local exchange carrier's central office. This receives the incoming calls and can originate outgoing calls. The software functions are:

         o Voice browser -- this is the "voice gateway" through which the computer-based conversation is managed.

         o Authentication, billing and accounting -- to track all system usage from which bills are created.

         o Voice recognition -- to recognize and interpret your responses to prompts.

         o Text-to-speech -- to playback text-based information retrieved from the network in response to your commands.

         The underlying technology that powers this capability was developed by firms such as Microsoft, Motorola and Nuance, all having been instrumental in the development of speech recognition software. For example, Motorola and Microsoft each offers its own proprietary voice browser software enabling voice access to the Web. Companies such as Nuance provide an extremely proficient natural language engine. Each of these firms offers important technology components of the overall solutions but lacks the overall expertise to integrate these pieces. Intraco has recognized this opportunity, and as an early adopter and leader in this technology, intends to make use of its strategic relationships and apply its technological expertise to integrate each separate capability into a single system.

SERVICE OFFERINGS

         In a very competitive global marketplace, businesses must focus on what they do best and outsource other functions. Operating as an application service provider enables small to mid-sized businesses to outsource their information technology needs by allowing Intraco to provide these services. Initially, Intraco will focus on the basic technology requirements of a business: Web services, phone services, messaging and networks.

         VOICE-BASED SERVICES. The explosion of the Internet, especially the business-to-business market, along with the expansion of the application service providers, has led to the rapid expansion of the number of commercial websites and the hosting of data centers that serve the websites. Through its voice-based packages of services, Intraco believes that it can provide speech and voice recognition services to these websites on an application service provider basis through network service providers such as Verio and Exodus Communications, which host the websites. These network service providers can incorporate Intraco's voice-based capabilities with their own services that they provide to websites, in addition to the standard Web-hosting services.

         Intraco will provide this service directly and will also offer its voice-based services to business-to-business portal websites, which will subsequently offer the voice-based service as part of the websites' standard service offerings. Additionally, Intraco will provide this new service directly by hosting sites for customers as well as support services either on the customer's premise or at an Intraco site.

         Within the voice-based service line, Intraco intends to focus on three categories of products. The first is voice information that would enable a user to call into a website and have specific information read to them over the telephone. For example, a traveling sales executive can access his company's website from a cellular telephone and get order status or pricing information for his next customer call. The second product is voice commerce, which would enable a user with a traditional paper catalog to call a retailer's website from a standard telephone and order products without involving a person in the transaction unless there is a need to do so. Not only does speech recognition provide increased convenience for customer but also allows businesses to expand their distribution channels by providing customers website access via standard telephones from anywhere on earth. This capability substantially reduces "missed or dropped" calls due to hold times and busy signals while simultaneously reducing personnel costs. The last product that stems from the voice browser is voice alerts. This product will be used to provide information alerts for a variety of users. One potential area that Intraco intends to target is construction and machinery auction sites. As these users are typically onsite, without computer access, they must be able to quickly react to pending contracts or competitors' bids. This automated process would allow users, via cellular telephones, to not only receive alerts and critical information instantly, but to respond as well.

         "VIRTUAL OFFICE." With the "Virtual Office" system, Intraco is developing the basic building blocks for a business' telecommunications needs. The basic services offered will include: voice-enabled e-mail, a service which allows a person to access his/her e-mail and have it read to him/her over the phone; unified messaging services including fax, e-mail and voicemail to a single voice-enabled message box and global availability; and basic telephony services such as call waiting and forwarding. This will be extremely useful to a small to midsized company that does not want to expend resources to hire operators and/or secretaries. Instead, even a start-up can portray a "high-tech" image by subscribing to these services. Intraco intends to expand its services through partnerships with providers of other applications typically needed by a business.

SALES AND MARKETING

         Intraco markets its services through direct sales to customers by Intraco's sales force and by indirect sales through channels such as telecommunications companies and distributors of telecommunications equipment.

         Intraco's strategy is to focus its sales efforts on the large and growing business-to-business market. Intraco intends to focus its sales and marketing efforts on the small and midsized business market sector in the U.S. Intraco will specifically rely on indirect marketing by utilizing established distribution channels such as telecommunications companies and distributors of telecommunications equipment, which ultimately offer Intraco's services to end-users. Intraco will also generate additional sales leads by using its own sales staff and through its joint marketing agreements.


         Through its strategic agreements, Intraco has built solid relationships with many of the industry's leading technology companies, including Motorola, Microsoft and Nuance. Intraco believes that these companies are fully committed to the success of Intraco's speech recognition and voice-enabling products and should provide a significant source of leads for Intraco, improve its technical sales expertise, and offer significant name recognition for marketing events and programs.


         Intraco's current sales management team of 16 sales personnel, who are experienced in the technology industry, provide a strong ability to understand existing and new technologies.

         Intraco's marketing staff intends to promote Intraco as a leading provider of voice-enabled services through an ongoing public relations program including trade shows, professional seminars and other promotional venues.

SECURITY

         Our services rely on encryption and authentication technology licensed from third parties to provide the security required to safely transmit confidential information. Breaches of this security could have severe consequences for our clients. While we have implemented a variety of state-of-the-art network security systems to protect against unauthorized access, computer viruses, other intentional acts and accidents, and disruptions may nonetheless occur. Our clients may experience service interruptions or delays as a result of accidental or intentional disruptions, which could jeopardize the security of confidential client information. This could potentially result in liability to us, loss of existing clients, or the loss of reputation leading to difficulties in attracting new clients.

         Although we plan to continuously upgrade our security systems, security measures have been circumvented in the past and our security could be circumvented in the future. In addition, the costs we must incur to prevent or eliminate computer viruses or to alleviate other security threats are likely to be significant.

COMPETITION

         The application service provider market is new and rapidly changing. The speech recognition for Internet applications sector is even further in its infancy, which management believes is an advantage for Intraco. By combining third-party software and technology with its own in-house expertise, Intraco believes it maintains an advantage over any current competitor or potential market entrant.

         Considering the extensive experience and advanced technology required to successfully penetrate this market segment, current and new competitors may not have the ability to offer comparable products and/or services without significant speech recognition and systems integration expertise. Intraco believes the principal competitive factors in this segment of the industry include:

         o        Scope of services;

         o        Service delivery approach;

         o        Technical and industry expertise;

         o        Perceived value;

         o        Objectivity; and

         o        Results orientation.

         Intraco could potentially compete with a variety of competitors, including:

         o Voice-enabling companies - Tellme Networks, @Motion and Online Anywhere, a company recently acquired by Yahoo! Inc.;

         o Virtual assistant companies - General Magic, Wildfire Communications and Webley Systems. These companies are developing applications for interactive response and voice verification for the Internet;


         o Communication service provider - AccessLine Technologies, Call Sciences and Intellivoice Communications; and

         o Large manufacturers and developers - Motorola, Microsoft, IBM and Lucent Technologies, all of which have significantly greater financial, technical and marketing resources but which Intraco believes lack the expertise to integrate each of the components into a single source commercial solution.


         Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than we have. There can be no assurances that Intraco will complete successfully with its existing competitors or with any new competitors.

INTELLECTUAL PROPERTY

         Intraco relies on a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to its protected proprietary rights and the proprietary rights of third parties. Intraco enters into confidentiality agreements with key employees, and limits the distribution of proprietary information.

         Our success is dependent, in part, on methodologies used in designing, installing and integrating computer software and systems and other proprietary intellectual property. We rely on a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties. We also enter into confidentiality agreements with our key employees and limit distribution of proprietary information. There can be no assurance, however, that the steps we take will be adequate to deter misappropriation of proprietary information or that management will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

GOVERNMENT REGULATION

         At the present time, Intraco believes that its services are not subject to regulation as telecommunications services. To the extent that local or long distance telephone services are provided as part of a package of Intraco's services, these telephone services are provided directly by a licensed carrier.

         Intraco may in the future determine to resell telephone services as part of its packaged services. If so, Intraco will be required to obtain certificates of authority or licenses from the telecommunications regulatory agencies in each state in which it will provide such services. Intraco will also be required to comply with various state law requirements, such as providing "911" emergency services. The process to apply for these certificates or licenses can be lengthy and expensive, and Intraco cannot guarantee that it will be able to obtain them. If Intraco cannot obtain all necessary state certificates or licenses, the services it will be able to resell directly will be affected.

         As a reseller of telephone services, Intraco may also be subject to federal regulation by the Federal Communications Commission with respect to the resale of international long-distance services. The FCC requires resellers of international telecommunications services to obtain authorization, the process for which can also be lengthy and expensive. Without such authorization, Intraco would be precluded from offering such services.

EMPLOYEES

         As of September 30, 2000, Intraco had a total staff of 43 employees, composed of 15 technical professionals, 16 sales and marketing personnel and 12 administrative personnel. No employees are represented by a labor union or subject to a collective bargaining agreement. Management believes that employee relations generally are good.

         Our success depends, in larger part, on our ability to attract, develop, motivate and retain technical professionals. As of September 30, 2000, approximately 35% of our employees were technical professionals. Qualified technical professionals are in great demand and are likely to remain a limited resource for the foreseeable future. Our location in South Florida can also make the recruiting process more difficult, as there are a limited number of research universities in the area and regions of the U.S. other than South Florida are often seen as being more attractive to technical professionals.

DESCRIPTION OF PROPERTY

         Intraco's corporate headquarters are located in approximately 6,800 square feet of leased office space in Boca Raton, Florida. The lease expires in October 2003 and provides for annual payments ranging from $84,060 in the first year to $98,431 in the fifth year. Intraco has two five-year renewal options.

         Intraco believes that its current headquarters location is suitable for the next year.

LEGAL PROCEEDINGS

         On October 29, 1999, Banker's Leasing Association filed a suit against Intraco and Jack Berger in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida for breach of a master lease agreement and personal guaranty related to computer equipment, software and services leased by Intraco for the amount of $71,608. Intraco has filed a counterclaim based on Banker's failure to provide services agreed to in the lease and breach of fiduciary duty. Banker has answered Intraco's counterclaim and filed suit against AIM Solutions, Inc., as successor to Enterprises Solutions Group, Inc., the third party responsible for setting up the computer equipment and software and providing services. AIM has responded to the claims against it. Discovery has not yet commenced.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following personnel serve as the directors and executive officers of Intraco:

                                                                    DIRECTOR
        NAME            AGE               POSITION                   SINCE
        ----            ---               --------                   -----
Walt Nawrocki            55     Chief Executive Officer and
                                Director                              2000
Jack Berger              46     President and Director                1999
Robert Marcus            57     Chief Financial Officer,
                                Secretary and Treasurer                --
Robert Hildreth, Jr.     66     Chairman of the Board of
                                Directors                             1999
William D. Hager         53     Director (Audit Committee Member)     2000
Benjamin W. Krieger      62     Director (Audit Committee Member)     2000


         WALT NAWROCKI joined Intraco in November 1999 as chief executive officer. In 2000, he was appointed to Intraco's Board of Directors. Prior to joining Intraco, Mr. Nawrocki served as president, chief executive officer and director of Registry Magic Inc. from June 1996 through July 1999. Under Mr. Nawrocki's direction, Registry Magic positioned its Virtual Operator as the industry sales leader for speech-driven auto-attendant products, and created the largest dealer network and garnered the most awards in the speech recognition industry. Mr. Nawrocki also forged agreements with Microsoft and Motorola to speech-enable Internet websites using technology from both companies. Prior to that, Mr. Nawrocki spent more than 30 years at IBM, where he held positions of increasing responsibility, eventually becoming manager for worldwide product development and business management in August 1992. He served in this position until May 1996. In this capacity, he oversaw a number of business areas and was responsible for acquisitions, joint development and OEM licensing programs. Mr. Nawrocki assembled the speech recognition team at IBM. His working teams have earned 17 industry awards for technology development and customer satisfaction.

         JACK S. BERGER founded the predecessor to Intraco in 1990 and has served as its president since that time. He is currently Intraco's president and director. Mr. Berger has more than 20 years of experience in the domestic and international computer systems industry. Intraco initially specialized in exporting computer hardware, and in doing so established strategic relationships with major international information technology companies that continue today. Mr. Berger later refocused the product and marketing strategy into higher margin, higher value-added technology solutions, and shifted focus to the domestic market. Prior to founding the predecessor to Intraco, Mr. Berger held several key positions in the Real Time Products Division of Computer Products, Inc. He supervised production control activity, and he also established and managed the sales support department, which was responsible for supporting all sales activity on a global basis. His leadership resulted in the division meeting its quarterly revenue goals ahead of schedule for the first time. Mr. Berger was then promoted to international sales manager, where he established and managed a worldwide organization of distributors that continuously met its revenue goals. Mr. Berger has a Bachelor of Science in Electrical Engineering from the University of Miami.

         ROBERT MARCUS joined Intraco in January 1999 as chief financial officer, secretary and treasurer. Prior to that, Mr. Marcus was employed at Robert Marcus Associates providing financial consulting services to various entities, from July 1998 to January 1999. From June 1997 to July 1998, Mr. Marcus was a founder and partner in American Imprints, LLC, an advertising specialty company. From July 1996 to June 1997, Mr. Marcus operated Professional Processing Services, a sole proprietorship providing computer services to small businesses. Prior to that, he served as chief executive officer of In-Store Opportunities, Inc., a marketing and display company serving major food manufacturers, from March 1991 to March 1996. While there he raised $8 million in investment capital, and built a nationwide network of field representatives. As chief operating officer of Pioneer Communications Network, a publicly traded publishing company, Mr. Marcus managed the company's initial public offering. He also worked in various positions for the information resources group of Xerox Corporation from 1972 to 1985, including manager of financial planning and analysis, assistant controller, and manager of business development, where he was responsible for mergers and acquisitions. During this time, Mr. Marcus was instrumental in completing the acquisition of the microfilm business of The New York Times. He was also a member of the turnaround team that brought two of Xerox's information group companies to profitability. Mr. Marcus earned a Bachelor of Science from C.W. Post College and a Masters of Business Administration from the University of Connecticut.

         ROBERT HILDRETH, JR. is the Chairman of the Board of Directors and was the first member of Intraco's Board of Advisors formed in May 1998. Mr. Hildreth brings a broad scope of experience to Intraco, with more than 30 years in the domestic and international financial community. He is currently president of Hildreth Associates, a consulting firm, and has served in that capacity since 1994. He was formerly the International Director of the law firm of LeBouef, Lamb, Leiby & McRae, a Senior Utility Advisor to Goldman Sachs & Co., a Managing Director of Investment Banking for Merrill Lynch, and a Director of Merrill Lynch International Bank in London. Mr. Hildreth is also a director of MerchantOnline.com, Inc., a provider of e-commerce services to merchants.

         WILLIAM D. HAGER was elected a director in March 2000. He has been on Intraco's Board of Advisors since its inception in 1998. He has been a principal with Risk Metrics Corporation since 1998. Risk Metrics gathers and sells public data to businesses. From 1990 to 1997, he was the president and chief executive officer of NCCI, the nation's largest workers' compensation and health care informatics corporation. During his service with NCCI, it employed 1,000 people in 15 national offices and generated annual revenues approaching $150 million. He is currently chairman of the board and chief executive officer of Cenetec LLC, a technology accelerator located in Boca Raton, Florida.

         BENJAMIN W. KRIEGER was elected a director in March 2000. He has been on Intraco's Board of Advisors since its inception in 1998. Since 1990, he has been a partner in Corporate Development International, which specializes in identifying potential merger and acquisition opportunities for its business clients. He specializes in the pulp and paper, packaging, graphic arts and distribution industries. From 1983 to 1990, he was president and chief executive officer of Ris Paper Company, a private paper distribution company with 26 distribution centers and annual sales of approximately $500 million.

         Intraco's directors hold their positions until the next annual meeting of shareholders and until their successors have been duly elected and qualified. During 2000, the Board of Directors established an audit committee, whose members currently are William Hager and Benjamin Krieger. Our non-employee directors receive compensation in the form of stock options upon appointment and reimbursement of expenses incurred while attending Board of Directors' meetings.

         Our officers hold office until the first meeting of the Board of Directors following the annual meeting of our shareholders and until their successors have been chosen and qualified, subject to early removal by the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS

         SUMMARY COMPENSATION TABLE

         The following table summarizes all compensation awarded to, earned by, or paid for services rendered in each of the last three fiscal years to our chief executive officer, president and chief financial officer (who are referred to collectively as the "named executive officers"). Mr. Nawrocki and Mr. Marcus each joined Intraco in 1999. No other executive officer earned total salary and bonus in excess of $100,000 during the last three fiscal years.

                                                                                                   Long-Term Compensation
                                                                                                ----------------------------
                                                                                                Securities
                                                                                   Other        Underlying       All Other
                                                                                   Annual         Options       Compensation
    Name and Principal Position        Year         Salary ($)        Bonus     Compensation        (#)              ($)
    ---------------------------        ----         ----------        -----     ------------    -----------     ------------

Walt Nawrocki, Chief Executive         2000         $175,000            0         $11,340               0         $3,960
Officer                                1999         $ 36,058            0               0       4,000,000              0

Jack S. Berger, President              2000         $153,077            0         $10,073               0         $1,173
                                       1999         $137,800            0               0               0              0
                                       1998         $137,000            0               0               0              0

Robert Marcus, Chief Financial         2000         $145,000            0               0               0              0
Officer                                1999         $ 90,522            0               0       2,000,000              0


         The amounts shown in the table above for Mr. Nawrocki and Mr. Berger under "Other Annual Compensation" reflects car allowances and under "All Other Compensation" reflect premiums for term life insurance policies paid on their behalf.


KEY PERSONNEL AND EMPLOYMENT AGREEMENTS

         Intraco entered into a three-year employment agreement with Jack S. Berger, effective as of January 1, 1998 and amended effective January 1, 2000, pursuant to which he serves as Intraco's president. The agreement now expires December 31, 2002. The agreement provides for an annual salary of $160,000, with base salary adjustments at the end of each year of employment at the discretion of the Board of Directors.

         The agreement also provides that Mr. Berger's employment may be terminated at Intraco's discretion at any time prior to December 31, 2002, provided that Intraco shall pay Mr. Berger an amount equal to payment at his base salary rate from the date of termination through December 31, 2002, plus an amount equal to 50% of his base salary. In the event of such termination, Mr. Berger is not entitled to any incentive salary payment or any other compensation then in effect, prorated or otherwise. At its discretion, Intraco may also terminate Mr. Berger any time after the initial term, provided that in such case Mr. Berger shall be paid 50% of his then-applicable base salary. In the event of such termination, Mr. Berger shall not be entitled to receive any incentive salary payment or any other compensation then in effect, prorated or otherwise.

         In the event that Mr. Berger is in breach of any material obligation owed to Intraco, habitually neglects the duties to be performed by him under the agreement, engages in any conduct that is dishonest, damages the reputation or standing of Intraco, or is convicted of any criminal act or engages in any act of moral turpitude, then Intraco may terminate the agreement upon five days' notice to Mr. Berger. In the event of such termination, Mr. Berger shall be paid only at the then-applicable base salary rate up to and including the date of termination, and shall not be paid any incentive salary payments or other compensation, prorated or otherwise.

         Intraco entered into a three-year employment agreement with Walt Nawrocki, effective as of September 24, 1999 and amended effective January 1, 2000, pursuant to which he serves as Intraco's chief executive officer. The agreement provides for an annual salary of $175,000, with base salary adjustments at the end of each year of employment at the discretion of the Board of Directors. The agreement otherwise has similar terms to Mr. Berger's agreement.

         Intraco entered into a three-year employment agreement with Robert Marcus, effective as of January 18, 1999, as amended in September and December 1999, pursuant to which he serves as Intraco's chief financial officer. The agreement provides for a base salary of $145,000 commencing in January 2000. Further increases in base salary will be at the discretion of the Board of Directors.

         Our success is dependent on the services of Walt Nawrocki, our chief executive officer, and Jack Berger, our president, both of whom have significant experience in information, data and voice services and who developed the change in our business plan to begin offering these services. The loss of the services of Mr. Nawrocki, Mr. Berger or other key personnel could have a material adverse effect on our business. We have entered into employment agreements with certain of our key personnel, including Mr. Nawrocki and Mr. Berger. We do not, however, currently maintain key man life insurance policies for any of our officers or other personnel.

STOCK OPTION PLAN


         Intraco has adopted a stock option plan to attract and induce officers, directors and key employees of Intraco to remain with Intraco. The plan provides for the grant of options that qualify as incentive stock options under Section 422(a) of the Internal Revenue Code of 1986, as amended, and nonstatutory options. The stock option plan was approved in 1998 and amended in January 2001 to increase the number of shares available for grant to 20,000,000.

         As of February 2, 2001, options to purchase an aggregate of 16,210,500 shares of common stock were outstanding under the plan with exercise prices of $0.25 to $4.87. These options vest immediately or over a five-year period and expire from two years to 10 years from the date of grant. In 2000, no options were granted to and no options were exercised by the named executive officers.

         The Board may terminate the plan or may amend the plan as it may deem advisable. The Board may unilaterally amend the plan and incentive awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause incentive awards to meet the requirements of the Internal Revenue Code and the regulations thereunder.

         All present and future employees of Intraco or of any parent or subsidiary of Intraco and any consultant retained to provide services to Intraco, and who is selected by the committee to be eligible to receive incentive awards under the plan are entitled to receive options under the plan.

         All present and future non-employee directors are eligible to receive nonstatutory options under the plan. Non-employee directors shall not be entitled to receive any other form of incentive award under the plan.

         The exercise price of shares of common stock covered by an incentive stock option cannot be less than 100% of the fair market value of such shares on the date of grant; provided that if an incentive stock option is granted to an employee who, at the time of the grant, is a 10% shareholder, then the exercise price of the shares covered by the incentive stock option will not be less than 110% of the fair market value of such shares on the date of grant. The exercise price of nonstatutory stock options will not be less than 85% of fair market value of such shares on the date of grant.

                             PRINCIPAL SHAREHOLDERS


         The following tables show information, as of the date of this prospectus, regarding our common stock, Series A preferred stock and Series B preferred stock owned of record or beneficially by (i) each shareholder who we know is the beneficial owner of more than of 5% of the outstanding shares of our common stock, Series A preferred stock, or Series B preferred stock; (ii) each director and executive officer; and (iii) all directors and executive officers as a group. Each shareholder listed below has sole voting and investment power. Unless otherwise indicated, the address of each of the persons named below is 3998 FAU Boulevard, Suite 210, Boca Raton, Florida 33431. As of the date of this prospectus, a total of 17,501,550 shares of our common stock, 396,500 shares of our Series A preferred stock and 972,400 shares of Series B preferred stock are issued and outstanding. The shares of Series A preferred stock and Series B preferred stock are convertible into a like number of shares of common stock.

         In accordance with the SEC rules, shares that are not outstanding but that are issuable upon the exercise of immediately exercisable options, warrants, rights or conversion privileges have been included for the purpose of computing the percentage of outstanding shares owned by the individual owning the convertible security or right, but not when computing the percentage for any other person. The number of shares reflected as owned by each of Messrs. Berger, Nawrocki, Marcus, Hildreth, Hager and Krieger include 2,000,000, 6,000,000, 4,000,000, 195,000, 70,000 and 70,000 shares of common stock issuable upon exercise of options, respectively. In addition, Mr. Hildreth's holdings also include 20,400 shares issuable upon conversion of preferred stock.

         COMMON STOCK
                                   AMOUNT AND NATURE OF     PERCENT OF COMMON
                                 BENEFICIAL OWNERSHIP OF          STOCK
       NAME AND ADDRESS                COMMON STOCK         BENEFICIALLY OWNED
------------------------------  -------------------------   ------------------


Jack Berger                            10,109,000                    57.8%
Walt Nawrocki                           6,000,000                    25.5
Robert Marcus                           4,000,000                    18.6
Robert Hildreth, Jr.                      235,400                     1.3
William D. Hager                          170,000                     *
Benjamin W. Krieger                        90,000                     *
All executive officers and
directors as a group (six              20,604,400                    69.0
persons)


------------------------
      *Less than 1%

         Messrs. Berger and Nawrocki have entered into a voting agreement with respect to the shares they each beneficially own. The agreement provides that each of Messrs. Berger and Nawrocki will grant the other an irrevocable proxy for the voting of 50% of the shares of common stock owned by both of them. In addition, they each agreed to vote their shares for their respective election to the Board of Directors. The agreement will terminate at any time upon the earlier of (i) the sale or merger of the company; (ii) the resignation of either party as an officer or director; or (iii) January 31, 2003.

         SERIES A PREFERRED STOCK

                                   AMOUNT AND NATURE OF     PERCENT OF SERIES A
                                  BENEFICIAL OWNERSHIP OF    PREFERRED STOCK
       NAME AND ADDRESS          SERIES A PREFERRED STOCK   BENEFICIALLY OWNED
-------------------------------  ------------------------   ------------------

Peter Georg Studer, Sole Director        100,000                   25.2%
  Alpenstein Holding AG
  Berkenstrasse 49
  Rotkreuz, SZ
Mario Franchi                             50,000                   12.6
  Sitel Corporation
  No. 15 Andar No. 3, Floor
  1050
  Lisbon, Portugal
Rolf Frommel                              50,000                   12.6
  P.O. Box 53
  Taby, SW  18321
Osakeyhtio & Jukka Hallman                20,000                    5.0
  Haapaniemenkatu 28 KRS
  Kuspio, FI  70111
All executive officers and                     0                      0
directors as a group (six
persons)

         SERIES B PREFERRED STOCK

                                   AMOUNT AND NATURE OF     PERCENT OF SERIES B
                                  BENEFICIAL OWNERSHIP OF    PREFERRED STOCK
       NAME AND ADDRESS          SERIES B PREFERRED STOCK   BENEFICIALLY OWNED
-------------------------------  ------------------------   ------------------

Peter Georg Studer, Sole Director        401,200                   41.3%
  Alpenstein Holding AG
  Berkenstrasse 49
  Rotkreuz, SZ
Robert Hildreth, Jr.                      20,400                    2.1
Song Lin                                 100,300                   10.3
  4251 Coral Hills Drive
  Coral Springs, FL  33065
Richard A. Persson TTEE                  401,200                   41.3
  Richard A. Persson Declaration
  625 Prestwick Drive
  Frankfort, IL  60423
All executive officers and                20,400                    2.1
directors as a group (six
persons)


                              SELLING SHAREHOLDERS

         The following table shows certain information as of the date of this prospectus regarding the number of shares of our common stock beneficially owned by each selling shareholder and the number of shares each selling shareholder is including for sale in this prospectus. This table assumes that all shares offered for sale in this prospectus are sold.



                                 BENEFICIAL        NUMBER        BENEFICIAL
                            OWNERSHIP OF COMMON  OFFERED BY  OWNERSHIP OF COMMON
       SELLING                  STOCK BEFORE      SELLING       STOCK AFTER
     SHAREHOLDER                  OFFERING      SHAREHOLDER       OFFERING
     -----------                  --------      -----------       --------
                               NUMBER   PERCENT                NUMBER   PERCENT
                               ------   -------                ------   -------
Amro International, S.A.      668,000     3.7%      668,000         0      *
Anegada Fund, Ltd.            336,000     1.9       336,000         0      *
Aspen International, Ltd.     668,000     3.7       668,000         0      *
BiCoastal Consulting Corp.    668,000     3.7       668,000         0      *
Robert B. Dalglish            346,000     1.9       346,000         0      *
Dean Witter Reynolds, as
  custodian for Robert B.
  Dalglish IRA SEP            136,000       *       136,000         0      *

                                 BENEFICIAL        NUMBER        BENEFICIAL
                            OWNERSHIP OF COMMON  OFFERED BY  OWNERSHIP OF COMMON
       SELLING                  STOCK BEFORE      SELLING       STOCK AFTER
     SHAREHOLDER                  OFFERING      SHAREHOLDER       OFFERING
     -----------                  --------      -----------       --------
                               NUMBER   PERCENT                NUMBER   PERCENT
                               ------   -------                ------   -------


Intercoastal Financial
  Services Corp.              393,120     2.2       393,120         0      *
Loeb Holding Corp. Agent      190,000     1.0       190,000         0      *
Magellan International Ltd.   668,000     3.7       668,000         0      *
Peter C. Morse                668,000     3.7       668,000         0      *
Pleiades Investment
  Partners, L.P.              468,000     2.6       468,000         0      *
Tonga Partners, L.P.        1,200,000     6.6     1,200,000         0      *
Vestar Capital Corporation    150,000      *        150,000         0      *


-------------------------------
*     Less than 1%.


         In addition to the shares beneficially owned by the selling shareholders, Intraco has registered an additional 356,451 shares which may be issued in the future to the selling shareholders under provisions of the warrants that result in adjustments to the exercise prices in certain situations. The additional shares will be issuable as follows:

         o   Amro International, S.A. -- 22,642 shares.

         o   Anegada Fund, Ltd. -- 11,389 shares.

         o   Aspen International, Ltd. -- 22,642 shares.

         o   BiCoastal Consulting Corp. -- 22,642 shares.

         o   Robert B. Dalglish -- 161,985 shares.

         o Dean Witter Reynolds, as custodian for Robert B. Dalglish IRA SEP -- 4,610 shares.

         o   Intercoastal Financial Services Corp. -- 13,325 shares.

         o   Magellan International Ltd. -- 22,642 shares.

         o   Peter C. Morse -- 22,642 shares.

         o   Pleiades Investment Partners, L.P. -- 15,863 shares.

         o   Tonga Partners, L.P. -- 40,675 shares.


         The selling shareholders listed above, who are not individuals, have provided us with additional information regarding the individuals who exercise control over the selling shareholder. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of each of individuals that control the selling entity. The following is a list of the selling shareholders and the individual who exercises control of the entity:

         o        Amro International, S.A. - controlled by Mr. Mark Perkins.

         o Anegada Fund, Ltd. and Tonga Partners, L.P. - controlled by Mr. J. Carlo Cannell.

         o        Aspen International, Inc. - controlled by Mr. Wencesla
                  Aefageme Quiros.

         o        BiCoastal Consulting Corp. - controlled by Mr. Peter Benz.

         o        Intercoastal Financial Services Corp. - controlled by Mr. Roy
                  Zintz.

         o Loeb Holding Corp. Agent - controlled by the Carl M. Loeb Trust for the benefit of Thomas Kemper and Alan Kemper, Jr.

         o Pleiades Investment Partners, L.P. - the general partner is PNC GPI, Ltd., which is controlled by PNC-GPI Incorporated.

         o        Magellan International Ltd. - controlled by Mr. Eusebio A.
                  Morales.

         o        Vestar Capital Corporation - controlled by George Ecker.

                              CERTAIN TRANSACTIONS

         From time to time, Intraco has loaned funds and sold products to Intraco Systems Pty., Ltd., an Australian corporation that is indirectly controlled by Jack S. Berger, Intraco's president. Mr. Berger is a majority stockholder in Intraco International, Inc., the corporation that owns a majority interest in Intraco Systems Pty. In 1998, Intraco sold products to Intraco Systems Pty. valued at $235,255 and received cash payments of $199,126. The balance remaining due to Intraco for those products, together with the balance due from the prior year's sales, totaled $169,539 and was converted into a note receivable bearing interest at 6% per annum and payable in 36 monthly installments. In 1999, $74,000 was collected and the remaining $48,000 was determined to be uncollectible.

         In May 1997, Intraco entered into a consulting agreement with Vestar Capital Corporation pursuant to which Vestar provides organizational and strategic planning services. Vestar assisted Intraco with an internal reorganization in 1998 and assisted in the identification of potential acquisitions. The compensation under this agreement provided for monthly fees of $3,000 through February 1998, and $1,650 per week thereafter. Vestar received 891,000 restricted shares of Intraco common stock from the principal shareholder of Intraco on behalf of Intraco, which represented 9.9% of the then outstanding shares, and had the right to be issued warrants to maintain its 9.9% interest in Intraco despite any further issuances of capital stock until May 2000 pursuant to an anti-dilution provision in its consulting agreement. During November 1998, Intraco issued to Vestar warrants to purchase 150,000 shares of common stock at $0.25 per share in exchange for the cancellation of the anti-dilution clause of its consulting agreement. The consulting agreement with Vestar was terminated on February 1, 2000.

         In April 1999, Intraco completed a share exchange with Custom Touch, a Nevada corporation with no material operations whose common stock traded on the OTC Bulletin Board. Under the share exchange agreement, all outstanding shares of Intraco capital stock were exchanged for 10,531,500 Custom Touch shares, which represented 81% of the total Custom Touch shares outstanding at the time of the exchange. Upon the completion of the exchange, the prior shareholders and promoters of Custom Touch held 2,429,489 shares and the Intraco shareholders held 10,531,500 shares. Thereafter, Custom Touch changed its name to Intraco Systems, Inc. A total of 1,487,298 shares were issued to Jensen Services and Associates for services associated with the share exchange.

         In March 2000, Jack S. Berger and Walt Nawrocki entered into a voting agreement pursuant to which they agreed to share equally in voting the shares owned by each of them. Each also agreed to vote all of the shares of Intraco securities to which he is entitled to vote in favor of the other person in the election of Intraco directors and to not take any action, directly or indirectly, that will assist, facilitate, encourage or solicit another party in the removal of the other from Intraco board or from their current positions as executive officers of Intraco.

                                 OUR SECURITIES

         The following summarizes the important provisions of our capital stock. For more information about our capital stock, please see the copy of our amended and restated certificate of incorporation that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

         Under the amended and restated certificate of incorporation, the authorized but unissued and unreserved shares of our capital stock will be available for issuance for general corporate purposes, including possible stock dividends, future mergers or acquisitions, or private or public offerings. Except as may otherwise be required, shareholder approval will not be required for the issuance of those shares.


         Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. As of the date of this prospectus, 17,501,550 shares of common stock and 1,368,900 shares of preferred stock are outstanding.


COMMON STOCK

         Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. The holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefor. We do not currently intend to declare or pay cash dividends in the foreseeable future, but rather intend to retain any future earnings to finance the expansion of our businesses. If we liquidate or dissolve, the holders of our common stock are entitled to share ratably in our assets, if any, legally available for distribution to shareholders after the payment of all of our debts and liabilities and payment of the liquidation preference of any outstanding shares of preferred stock.

         Our common stock has no preemptive rights and no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.

PREFERRED STOCK

         Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series. The Board can determine the number of shares in each series, as well as the voting and other rights of the series, including the dividend rights and dividend rate, terms of redemption, conversion rights and liquidation preferences. The Board has the authority to determine these rights without any further vote or action by the shareholders.

         We have designated 2,500,000 shares of preferred stock as Series A Convertible Redeemable Preferred Stock, of which 396,500 shares are currently outstanding. Each share is convertible into one share of our common stock, subject to adjustment in certain circumstances. Each share of Series A preferred stock is entitled to receive a cumulative dividend of 7% per annum, payable quarterly. Each share has a liquidation value of $1.00. We may redeem the shares at any time for $1.00 per share at our option. Each share of Series A preferred stock is non-voting, except otherwise required by applicable law.

         We have designated 1,700,000 shares of preferred stock as Series B Convertible Redeemable Preferred Stock, of which 972,400 shares are currently outstanding. Each share is convertible into one share of our common stock, subject to adjustment in certain circumstances. The Series B preferred stock does not have a specified dividend; instead, each share will be entitled to receive dividends only if declared by the Board of Directors, in its sole discretion. Each share has a liquidation value of $1.00, except that the liquidation value per share for subscriptions exceeding $100,000 is $.997. We may redeem the shares at any time for the liquidation value at our option. Each share of Series B preferred stock is non-voting, except as otherwise required by applicable law.

WARRANTS


         We currently have outstanding an aggregate of 3,364,560 warrants. Of this total, 1,502,280 are Non-Callable A warrants, 751,140 are Callable B warrants and 751,140 are Callable C warrants. The warrants have exercise prices ranging from $0.25 to $2.00 per share. The warrants are exercisable for five years from the date of issuance. We may not redeem our Non-Callable A warrants. We may redeem our Callable B warrants upon 30 days' prior written notice, if our common stock's trading price is $3.00 or more for 20 consecutive days of trading. We may redeem our Callable C warrants upon 30 days' prior written notice, if our common stock's trading price is $4.00 or more for 20 consecutive days of trading. If we redeem the warrants, warrant holders have the right to exercise the warrants until the close of the business day preceding the date fixed for redemption. The warrants do not confer upon holders any voting or any other rights as shareholders.

         The various exercise prices and the number of shares of common stock issuable upon the exercise of the warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of our common stock. In addition, the exercise price and the number of shares issuable upon exercise of the warrants is subject to adjustment if we issue shares of common stock at a price less than the exercise price of the warrants or for no consideration. We have registered an additional 356,451 shares in this prospectus for issuance under these circumstances.


"ANTI-TAKEOVER" PROVISIONS

         Although the Board of Directors is not currently aware of any takeover attempts, our certificate of incorporation and by-laws contain certain provisions that may be deemed to be "anti-takeover" because they may deter, discourage or make more difficult the assumption of control of the company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by our Board of Directors and approved by our shareholders.

         AUTHORIZED BUT UNISSUED SHARES. We authorized 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. These shares were authorized for the purpose of providing our Board of Directors with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, other grants of stock options, and other purposes. The issuance of shares of preferred stock may have an adverse effect on the holders of our common stock. Our shareholders do not have preemptive rights with respect to the purchase of any shares. Therefore, such issuances could result in a dilution of voting rights and book value per share as to our common stock.

         NO CUMULATIVE VOTING. Our by-laws do not contain any provisions for cumulative voting. Cumulative voting entitles shareholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A shareholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a shareholder or group of shareholders that hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

         GENERAL EFFECT OF ANTI-TAKEOVER PROVISIONS. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some shareholders might view to be in their best interest, as the offer might include a premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our current management in retaining its positions and better enable it to resist changes that some shareholders may want to make if dissatisfied with the conduct of our business.

                         SHARES ELIGIBLE FOR FUTURE SALE


         Of the 17,501,550 shares of our common stock outstanding as of the date of this prospectus, 15,019,639 shares of common stock are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act.

         Of the 17,501,550 shares currently outstanding, 8,249,400 shares are owned by our affiliates, as that term is defined under the Securities Act. Pursuant to an SEC interpretive letter, the resale of the shares owned by affiliates of a blank check company may be carried out only pursuant to a registered offering, such as under this prospectus. A "blank check company" is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified entity or person. The SEC also follows this position with respect to shares of a blank check company sold directly to non-affiliates in an unregistered offering.


         When a company is no longer considered a blank check company, Rule 144 may be available for resales of the company's shares acquired after that time. Under Rule 144, if certain other conditions are satisfied, a person who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on Nasdaq or an exchange, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been our affiliate for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled under Rule 144, if the rule is available, to sell the shares without regard to any of the volume limitations described above.

         No prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale as described above will have on the market prices of the common stock prevailing from time to time.

Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing prices for the common stock and could impair our ability to raise capital in the future through the sale of equity securities.

                        HOW THE SHARES MAY BE DISTRIBUTED

         The selling shareholders may sell their shares of common stock in various ways and at various prices. Some of the methods by which the selling shareholders may sell their shares include:

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers or makes arrangements for other brokers to participate in soliciting purchasers;

         o        privately negotiated transactions;

         o block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by that broker or dealer for the selling shareholder's account under this prospectus in the over-the-counter market at prices and on terms then prevailing in the market;

         o sales under Rule 144, if available, rather than using this prospectus;

         o        a combination of any of these methods of sale; and

         o        any other legally permitted method.

         The applicable sales price may be affected by the type of transaction.

         The selling shareholders may also pledge their shares as collateral for margin loans under their customer agreements with their brokers. If there is a default by the selling shareholders, the brokers may offer and sell the pledged shares. When selling their shares of common stock, the selling shareholders intend to comply with the prospectus delivery requirements under the Securities Act, by delivering a prospectus to each purchaser. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event a selling shareholder defaults under any customer agreement with brokers.

         Brokers and dealers may receive commissions or discounts from the selling shareholders or, in the event the broker-dealer acts as agent for the purchaser of the shares, from that purchaser, in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved.

         We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders in connection with the sales of the shares.

         The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

         We have agreed to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         Certain of the selling shareholders have also agreed to indemnify us and our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

         The selling shareholders and other persons participating in the distribution of the shares offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Our amended and restated certificate of incorporation generally provides for indemnification of each director, employee or agent as long as these individuals acted in good faith and in a manner he or she believed to be in or not opposed to our best interest and had no reasonable cause to believe that such conduct was unlawful.

         The SEC is of the opinion that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act is against public policy and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The legality of the securities offered by this prospectus will be passed upon by Broad and Cassel, a partnership including professional associations, Miami, Florida.

                                     EXPERTS

         Our Consolidated Financial Statements as of December 31, 1999 and for each of the years ended December 31, 1999 and 1998 included in this prospectus have been included herein in reliance upon the reports of Daszkal Bolton Manela Devlin & Co., independent certified public accountants, which appear elsewhere in this prospectus, and are included upon the authority of this firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form SB-2 with respect to the securities being offered hereby. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information, you should refer to the registration statement and to the exhibits filed with the registration statement. Each statement made in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

         We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549; at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at:
HTTP://WWW.SEC.GOV.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus, excluding exhibits unless those exhibits are specifically incorporated by reference into the documents requested. Please direct such requests to the chief financial officer, Intraco Systems, Inc., 3998 FAU Boulevard, Suite 210, Boca Raton, Florida 33431, telephone number (561) 367-0600.

         You should only rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. Our common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                              INTRACO SYSTEMS, INC.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report............................................   F-1

Balance Sheets as of December 31, 1999 and 1998.........................   F-2

Statements of Operations for the Years Ended December 31, 1999 and 1998.   F-4

Statements of Changes in Stockholders' Deficit for the Years Ended
   December 31, 1999 and 1998...........................................   F-5

Statements of Cash Flows for the Years Ended December 31, 1999 and 1998.   F-6

Notes to Financial Statements...........................................   F-7

Balance Sheet as of September 30, 2000 (unaudited)......................  F-15

Statements of Operations for the Three and Nine Months ended
   September 30, 2000 and 1999 (unaudited)..............................  F-17

Statements of Changes in Stockholders' Equity for the years ended
   December 31, 1999 and 1998 and the Nine Months Ended September 30,
   2000.................................................................  F-18

Statements of Cash Flows for the Three and Nine Months ended
September 30, 2000 and 1999 (unaudited) ................................  F-19

Notes to Financial Statements (unaudited)...............................  F-20

                                       I

                       DASZKAL BOLTON MANELA DEVLIN & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

       2401 N.W. BOCA sRATON BOULEVARD, SUITE 100 BOCA RATON, FLORIDA 33431
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236


JEFFREY A. BOLTON, CPA, P.A.               MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.              OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN. CPA, P.A.
MICHAEL S. KRIDEL, CPA, P.A.


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Intraco Systems, Inc.

We have audited the accompanying balance sheets of Intraco Systems, Inc., as of December 31, 1999 and 1998, the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intraco Systems, Inc., as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Daskal Bolton Manela Devlin & Co.
Boca Raton, Florida
February 18, 2000, except for
Note 13, as to which the date
is March 16, 2000

INTRACO SYSTEMS, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 1999 AND 1998
================================================================================


                                     ASSETS

                                                         1999            1998
                                                      ----------      ----------

Current assets:
  Cash                                                $  151,725      $   32,245
  Accounts receivable, net of allowance
    of $6,639 and $0                                     535,422          49,900
  Inventory                                               16,678          65,840
  Prepaid expenses                                        86,395         125,945
                                                      ----------      ----------
      Total current assets                               790,220         273,930
                                                      ----------      ----------

Property and equipment, net                              233,914         113,076
                                                      ----------      ----------

Other assets:
  Goodwill, net of amortization
    of $1,125 and $0                                      82,785              --
  Due from related party                                      --          46,480
  Note receivable - related party                             --         123,059
  Due from shareholder                                     2,800          20,500
  Deposits                                                15,064          13,819
                                                      ----------      ----------
      Total other assets                                 100,649         203,858
                                                      ----------      ----------

      Total assets                                    $1,124,783      $  590,864
                                                      ==========      ==========

                See accompanying notes to financial statements.

INTRACO SYSTEMS, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 1999 AND 1998
================================================================================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

                                                                   1999           1998
                                                               -----------    -----------
Current liabilities:
   Accounts payable                                            $ 1,025,952    $   332,476
   Deferred revenue                                                165,494        152,174
   Customer deposits                                                 3,900        172,195
   Capital lease payable                                             9,314             --
   Note payable                                                    126,065        306,526
   Due to shareholder                                                   --         17,700
                                                               -----------    -----------
        Total current liabilities                                1,330,725        981,071
                                                               -----------    -----------

Capital lease payable                                               31,323             --
Note payable                                                            --        113,686
                                                               -----------    -----------
        Total long term liabilities                                 31,323        113,686
                                                               -----------    -----------

Stockholders' deficit:
  Series A convertible redeemable preferred stock,
    $.001 par value, 2,500,000 shares authorized and
    767,400 and 52,500 shares issued and outstanding,
    7% cumulative dividend, with a $1.00 per share
    preference value                                                   767             53
  Series B convertible redeemable preferred stock,
    $.001 par value, 1,700,000 shares authorized and
    989,400 shares issued and outstanding, with a $1.00
    per share preference value and $.997 for
    subscriptions over $100,000                                        989             --
  Common stock, $.001 and $.001 par value,
    100,000,000 and 50,000,000 shares authorized, 13,020,989
    and 9,665,200 shares issued and outstanding                     13,021          9,665
  Subscriptions receivable                                        (446,300)            --
  Additional paid-in capital                                     2,251,561        131,797
  Outstanding stock options                                         27,000             --
  Accumulated deficit                                           (2,084,303)      (645,408)
                                                               -----------    -----------
        Total stockholders' deficit                               (237,265)      (503,893)
                                                               -----------    -----------

        Total liabilities and stockholders' deficit            $ 1,124,783    $   590,864
                                                               ===========    ===========

                See accompanying notes to financial statements.

INTRACO SYSTEMS, INC.
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 1999 AND 1998
================================================================================

                                                     1999              1998
                                                 ------------      ------------
Revenues:
   Systems/networks                              $  2,545,540      $  1,248,824
   Service contracts                                  379,728         1,456,107
                                                 ------------      ------------
        Total revenues                              2,925,268         2,704,931
                                                 ------------      ------------

Cost of revenues:
   Systems/networks                                 1,852,443           638,885
   Service contracts                                  313,138         1,073,835
                                                 ------------      ------------
        Total cost of revenues                      2,165,581         1,712,720
                                                 ------------      ------------

Gross profit                                          759,687           992,211

General and administrative                          2,197,492         1,037,829
                                                 ------------      ------------

(Loss) from operations                             (1,437,805)          (45,618)

Interest income                                        39,311             2,490

Interest expense                                      (40,401)          (37,067)
                                                 ------------      ------------

Net (loss)                                       $ (1,438,895)     $    (80,195)
                                                 ============      ============

Net loss per share (basic & diluted)             $      (0.12)     $      (0.01)
                                                 ============      ============

Weighted average number of shares
  outstanding and to be issued                     12,067,309         9,075,864
                                                 ============      ============

                See accompanying notes to financial statements.

INTRACO SYSTEMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
YEARS ENDED DECEMBER 31, 1999 AND 1998
================================================================================

                                              Preferred Stock A           Preferred Stock B            Common Stock
                                             ---------------------       ---------------------    ------------------------
                                             Shares      Amount          Shares      Amount        Shares        Amount
                                             -------   -----------       -------   -----------    ----------   -----------
Balance at December 31, 1997                      --   $        --            --   $        --           100   $       100

Common stock split                                --            --            --            --     8,999,900         8,900

Issuance of common stock
    for cash                                      --            --            --            --       665,200           665

Costs associated with issuance
   of stock                                       --            --            --            --            --            --

Issuance of preferred stock
    for cash                                  52,500            53            --            --            --            --

Net loss for the year                             --            --            --            --            --            --
                                             -------   -----------       -------   -----------    ----------   -----------

Balance at December 31, 1998                  52,500            53            --            --     9,665,200         9,665

Issuance of preferred stock
    for cash - Series A                      714,900           714            --            --            --            --

Issuance of preferred stock
    for cash - Series B                           --            --       989,400           989            --            --

Stock options                                     --            --            --            --            --            --

Costs associated with
   issuance of stock                              --            --            --            --            --            --

Issuance of common stock                          --            --            --            --       866,300           866

Acquisition of CTE assets                         --            --            --            --     2,429,489         2,430

Costs associated with recapitalization            --            --            --            --            --            --

Issuance of common stock
    for acquisition                               --            --            --            --        60,000            60

Dividends paid                                    --            --            --            --            --            --

Subscriptions receivable                          --            --            --            --            --            --

Net loss for the year                             --            --            --            --            --            --
                                             -------   -----------       -------   -----------    ----------   -----------

Balance at December 31, 1999                 767,400   $       767       989,400   $       989    13,020,989   $    13,021
                                             =======   ===========       =======   ===========    ==========   ===========




                                                              Additional     Outstanding
                                             Subscriptions      Paid-in         Stock      Accumulated
                                               Receivable       Capital        Options       Deficit         Total
                                               -----------    -----------    -----------   -----------    -----------
Balance at December 31, 1997                   $        --    $    32,722    $        --   $  (565,213)   $  (532,391)

Common stock split                                      --         (8,900)            --            --             --

Issuance of common stock
    for cash                                            --        165,635             --            --        166,300

Costs associated with issuance
   of stock                                             --       (110,107)            --            --       (110,107)

Issuance of preferred stock
    for cash                                            --         52,447             --            --         52,500

Net loss for the year                                   --             --             --       (80,195)       (80,195)
                                               -----------    -----------    -----------   -----------    -----------

Balance at December 31, 1998                            --        131,797             --      (645,408)      (503,893)

Issuance of preferred stock
    for cash - Series A                                 --        714,286             --            --        715,000

Issuance of preferred stock
    for cash - Series B                                 --        988,011             --            --        989,000

Stock options                                           --             --         27,000                       27,000

Costs associated with
   issuance of stock                                    --       (244,846)            --            --       (244,846)

Issuance of common stock                                --        865,434             --            --        866,300

Acquisition of CTE assets                               --         (1,425)            --            --          1,005

Costs associated with recapitalization                  --       (283,153)            --            --       (283,153)

Issuance of common stock
    for acquisition                                     --         89,940             --            --         90,000

Dividends paid                                          --         (8,483)            --            --         (8,483)

Subscriptions receivable                          (446,300)            --             --            --       (446,300)

Net loss for the year                                   --             --             --    (1,438,895)    (1,438,895)
                                               -----------    -----------    -----------   -----------    -----------

Balance at December 31, 1999                   $  (446,300)   $ 2,251,561    $    27,000   $(2,084,303)   $  (237,265)
                                               ===========    ===========    ===========   ===========    ===========

                See accompanying notes to financial statements.

INTRACO SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999 AND 1998
================================================================================

                                                            1999           1998
                                                        -----------    -----------
Cash flows from operating activities:
   Net (loss)                                           $(1,438,895)   $   (80,195)
   Adjustments to reconcile net loss to net cash
      provided (used) by operating activities:
        Depreciation and amortization                        72,331         18,426
        WARRANTS                                             27,000             --
        Allowance for note receivable - related party        48,096             --
        Changes in assets and liabilities:
         (Increase) decrease in:
            Inventory                                        49,162        (65,840)
            Accounts receivable                            (485,522)       185,727
            Prepaid expenses                                 39,549          1,320
            Due from related parties                         46,480        (38,929)
            Security deposits                                (1,245)       (11,111)
         Increase (decrease) in:
            Accounts payable                                693,476        143,236
            Deferred revenue                                 13,320       (441,559)
            Customer deposits                              (168,295)       172,195
                                                        -----------    -----------

Net cash used by operating activities                    (1,104,543)      (116,730)
                                                        -----------    -----------

Cash flows from investing activities:
   Purchase of property and equipment                      (145,316)       (58,058)
                                                        -----------    -----------

Cash flows from financing activities:
   Proceeds from issuance of common stock                   421,005        166,300
   Proceeds from issuance of preferred stock              1,704,000         52,500
   Costs associated with issuance of stock                 (244,846)      (110,107)
   Proceeds from capital lease                                9,363             --
   Repayment of capital lease                                (9,363)            --
   Proceeds from note receivable - related party             74,963             --
   Dividends paid                                            (8,483)            --
   Repayment of long-term debt                             (294,147)      (156,694)
   Costs associated with recapitalization                  (283,153)            --
                                                        -----------    -----------
Net cash provided (used) by financing activities          1,369,339        (48,001)
                                                        -----------    -----------

Net increase (decrease) in cash                             119,480       (222,789)

Cash, beginning of year                                      32,245        255,034

Cash, end of year                                       $   151,725    $    32,245
                                                        ===========    ===========

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
     Interest                                           $    40,401    $    37,067
                                                        ===========    ===========
Non-cash transactions affecting financing activities:
   Common stock issued for note                         $   446,300    $        --
                                                        ===========    ===========
   Conversion of accounts payable to note payable       $        --    $   438,906
                                                        ===========    ===========
   Issuance of common stock for acquisition             $    90,000    $        --
                                                        ===========    ===========
   Assets acquired under capital lease                  $    50,000    $        --
                                                        ===========    ===========

                See accompanying notes to financial statements.

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS
-------------------------------------------------

Intraco Systems, Inc. (the "Company") was incorporated in Florida in March 1990. In April 1999, CTE, a public shell, acquired all of the outstanding common stock of the Company. For accounting purposes, the acquisition has been treated as an acquisition of CTE by the Company and as a recapitalization of the Company. As a result of the recapitalization, the Company is now a Nevada Corporation. Intraco is a Communications Solution Provider, offering the integration of voice, data and Internet based technology solutions to a wide range of customers. Intraco offers complementary information technology solutions to clients on a local and regional basis. Intraco's targeted customers include small and mid-size companies in a wide range of industries including communications, healthcare, financial services, manufacturing, professional services and technology.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

CASH EQUIVALENTS
The Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT
Property and equipment is recorded at cost and is depreciated using the straight-line method over their estimated useful lives.

ADVERTISING COSTS
Advertising costs, which are principally included in general and administrative expenses, are expensed as incurred. Advertising expense was $16,231 and $10,742 for the years ended December 31, 1999 and 1998, respectively.

USE OF ESTIMATES
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION
Generally, revenues from sales of products are recognized when products are shipped unless the Company has obligations remaining under a sales or licensing agreement, in which case revenue is either deferred until all obligations are satisfied or recognized ratably over the term of the contract. Revenues from maintenance contracts are recognized ratably over the life of the contract, usually one year. Deferred income on maintenance contracts at 1999 and 1998 was $165,494 and $152,174, respectively. Revenues from sales of maintenance contracts in 1999 and 1998 were $379,728 and $1,456,107, respectively.

INVENTORY
Inventory consists primarily of computer equipment purchased for resale, and is stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method.

AMORTIZATION OF GOODWILL
Goodwill represents the amount by which the purchase price of a business acquired exceeds the fair market value of the net assets acquired under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 15 years. Accumulated amortization at December 31, 1999 is $1,125. The Company assesses whether its goodwill and other intangible assets are impaired as required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" based on an evaluation of undiscounted projected cash flows through the remaining amortization period. If an impairment exists, the amount of such impairment is calculated based on the estimated fair value of the asset.

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 3 - PROPERTY AND EQUIPMENT
-------------------------------

Property and equipment consist of the following:

                                                   1999         1998
                                                ---------    ---------

         Leasehold improvements                 $  51,971    $  50,282
         Equipment                                302,050      111,696
         Furniture and fixtures                    22,260       22,260
                                                ---------    ---------
              Total property and equipment        376,281      184,238

         Less: accumulated depreciation          (142,367)     (71,162)
                                                ---------    ---------
               Property and equipment, net      $ 233,914    $ 113,076
                                                =========    =========


Depreciation expense for the years ended December 31, 1999 and 1998 was $71,206 and $18,426, respectively.


NOTE 4 - RELATED PARTY TRANSACTIONS
-----------------------------------

The Company is affiliated with various companies through common ownership. During the years ended December 31, 1999 and 1998, the Company had the following transactions with a related party (Intraco, Ltd.):

                                                            1999         1998
                                                         ---------    ---------

 Due from related party - beginning of year              $  46,480    $ 133,410
 Sales to related party                                         --      235,255
 Cash received                                             (46,480)    (199,126)
 Less:  amount converted to note receivable (Due in 36
    monthly installments, with an interest rate of 6%)          --     (123,059)
                                                         ---------    ---------
 Due from related party - end of year                    $      --    $  46,480
                                                         =========    =========

During the year ended December 31, 1999, the Company collected approximately $74,000 of the note receivable balance. At December 31, 1999, the Company determined that the remaining $48,000 was uncollectable.


NOTE 5 - OPERATING LEASES
-------------------------

The Company leases facilities and equipment under operating leases, with terms from three to five years, payable in monthly installments. Total lease expense for the years ended December 31, 1999 and 1998, was $152,904 and $71,074, respectively.

Future minimum lease payments for leases with a term in excess of one year are as follows:

                            YEARS ENDED
                            DECEMBER 31,
                            ------------
                               2000              $ 123,231
                               2001                123,231
                               2002                107,068
                               2003                107,068
                               2004                     --
                                                 ---------
                                                 $ 460,598
                                                 =========

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 6 - CAPITAL LEASE
----------------------

Certain non-cancelable leases are classified as capital leases, and the leased assets are included as part of "Property and equipment." Other leases are classified as operating leases and are not capitalized. Details of the capitalized leased assets are as follows:

                                            1999            1998
                                          --------         -------

Equipment                                 $ 50,000         $    --
Less:  accumulated depreciation            (10,000)             --
                                          --------         -------

     Total                                $ 40,000         $    --
                                          ========         =======


At December 31, 1999, the future minimum lease payments under the capital lease are as follows:


                                 YEARS ENDED        CAPITAL
                                 DECEMBER 31,       LEASES
                                 ------------      --------

                                     2000          $ 11,940
                                     2001            11,940
                                     2002            11,940
                                     2003            10,945
                                                   --------

      Total minimum lease payments                   46,765
                                                   --------

      Less:  amount representing interest            (6,128)
                                                   --------
      Present value of net minimum
         lease payments                              40,637
      Less:  current maturities                      (9,314)
                                                   --------

           Long-term obligation                    $ 31,323
                                                   ========


NOTE 7 - LONG-TERM DEBT
-----------------------

At December 31, 1999 and 1998, long-term debt consists of the following:

                                                          1999          1998
                                                        ---------    ---------
         Note payable due in monthly installments
         ranging from $12,000 to $39,000 including
         interest at 10%, with remaining balances due
         March 2000.  Secured by all assets of the
         Company                                        $ 126,065    $ 420,212
           Less current portion                          (126,065)    (306,526)
                                                        ---------    ---------
         Note payable - long term                       $      --    $ 113,686
                                                        =========    =========


Total interest expense for the years ended December 31, 1999 and 1998, was approximately $40,400 and $37,000, respectively.

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 8 - CONCENTRATION OF CREDIT RISK
-------------------------------------

The Company maintains its cash bank deposits at various financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 and the balances, at times, may exceed federally insured limits. At December 31, 1999 the balance exceeding this limit was approximately $147,000. At December 31, 1998, the Company's cash balance did not exceed the insured limit. The Company routinely assesses the financial strength of its customers, and, as a consequence, believes its trade accounts receivable exposure is limited.


NOTE 9 - MAJOR CUSTOMERS
------------------------

Sales to one customer in 1999 represented approximately 38% of total sales, and sales to another customer represented approximately 29% of total sales in 1998.


NOTE 10 - STOCKHOLDERS' DEFICIT AND STOCK OPTION PLAN
-----------------------------------------------------

In August and in November 1998, the Company amended and restated its Articles of Incorporation to increase the aggregate number of authorized shares to 60,000,000, consisting of 50,000,000 shares of common stock, par value $.001 per share and 10,000,000 shares of preferred stock, par value $.001 per share.

In November of 1998, the Company commenced a Regulation D 504 stock offering, and, as a result of the offering, the Company issued 665,200 shares of common stock for $166,300, or $0.25 per share. Also in November of 1998, the Company began an offering of its Series A preferred stock and as a result of the offering, the Company issued 767,400 shares of preferred stock of which $187,000 were issued under Regulation D 506 and $580,400 under Regulation S at $1.00 per share. Costs incurred associated with these offerings totaled $212,000.

Holders have the right to convert the Series A preferred stock, in whole or in part, at any time or from time to time, into the common stock, par value $.001, of the Company. The initial conversion rate is one-to-one, and is subject to adjustments in certain circumstances including proportional stock splits, stock dividends and reverse stock splits. The shares of Series A preferred stock shall be subject to redemption, in whole or in part, at any time and from time to time, at the option of the Company, at the stated Preference Value per share.

In October of 1999, the Company began a Series B preferred stock offering, and, as a result of the offering, the Company issued 989,400 shares under Regulation S of preferred stock, for a total of $989,000. Holders will have the right to convert the Series B preferred stock, in whole or in part, at any time, or from time to time, into the common stock, par value $.001, of the Company. The initial conversion rate is one-to-one, and is subject to adjustment in certain circumstances including proportional stock splits, stock dividends, and reverse stock splits. The shares of Series B preferred stock shall be subject to redemption, in whole or in part, at any time and from time to time, at the option of the Company, at the stated Preference Value per share.

In March 1999, the Company sold 866,300 shares of $.001 par value common stock to an investment company at $1.00 per share in exchange for an interest-bearing note. At December 31, 1999, $446,300 of this note remained outstanding.

STOCK OPTION PLAN

Under the Company's stock option plan, 10,000,000 shares of common stock were reserved for issuance upon exercise of options granted to directors, officers and employees of the Company. Options issued through December 31, 1999 carry exercise prices equal to that of the fair market value on the date of the grant. The options vest immediately or equally over a period of one to three years following the date of grant and the unexercised portion of the options expires and ceases to be exercisable on the earlier of the tenth year after the date of the grant or specified date following termination of employment.

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 10 - STOCKHOLDERS' DEFICIT AND STOCK OPTION PLAN, CONTINUED
----------------------------------------------------------------

The Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized on the stock options.

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation," the Company's 1999 and 1998 net loss would have increased by $1,539,000 and $6,500, respectively. The fair value of each option is estimated on the date of grant using fair market option pricing model with the assumption:

         Risk-free interest rate                                   6%
         Expected life (years)                                    10
         Expected volatility                                     n/a
         Expected dividends                                     None
         Weighed average remaining contractual life        9.5 years

A summary of option transactions during the years ended December 31, 1999 and 1998, is shown below:

                                                                WEIGHTED AVERAGE
                                    NUMBER OF                    EXERCISE PRICE
                                     OPTIONS   PRICE PER SHARE      PER OPTION
                                    ---------  ---------------  ----------------

Outstanding at December 31, 1998      815,000   $        0.25   $      0.25
GRANTED (1/1/99 - 3/31/99)            260,000            0.25          0.25
GRANTED (4/1/99 - 4/30/99)             10,000            0.25          0.25
GRANTED (5/1/99 - 9/30/99)            270,000    1.50 TO 2.00          1.97
GRANTED (10/1/99 - 12/31/99)        6,249,800     .88 TO 2.18          0.89
Exercised                                  --              --            --
Forfeited                                  --              --            --
                                    ---------  --------------   -----------
Outstanding at December 31, 1999    7,604,800     .25 to 2.18   $      0.84
                                    =========  ==============   ===========

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The effect of Statement No. 123 resulted in a pro forma net loss of $2,977,895 and $86,695 for the years ended December 31, 1999 and 1998 respectively. In addition, the pro forma net loss per share was $0.25 and $0.01 per share for the years ended December 31, 1999 and 1998, respectively.

WARRANTS

In November 1998 the Company granted 150,000 warrants to Vestar Capital Corporation, a company controlled by a minority shareholder, as part of a consulting agreement. Compensation expense for the warrants has been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation". Compensation expense of $27,000, which is equal to the estimated fair market value of the warrants, was recorded in 1999. Fair market value of $0.25 was used for the Company's common stock at the date of issuance based on the offering price in the Regulation D 504 common stock offering in November of 1998 of $0.25 per share. The fair value of each warrant is estimated on the date of grant using fair market option pricing model with the assumptions as stated above.

                                                                WEIGHTED AVERAGE
                                    NUMBER OF                    EXERCISE PRICE
                                    WARRANTS   PRICE PER SHARE    PER WARRANT
                                    ---------  ---------------  ----------------
Outstanding at December 31, 1998           --   $          --      $     --
Granted                               150,000            0.25          0.25
                                    ---------   -------------      --------
Outstanding at December 31, 1999      150,000   $        0.25      $   0.25
                                    =========   =============      ========

The Company paid approximately $70,000 and $90,000 for the years ended December 31, 1999 and 1998, respectively, to Vestar Capital Corporation as part of a consulting agreement.

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 11 - INCOME TAXES
----------------------

The Company has an unused net operating loss carryforward of $1,917,667 available for use on its future corporate federal and state income tax returns. The Company was taxed as an S corporation until May 7, 1997, when a disqualifying event occurred and the Company began taxation as a C corporation. The Company's evaluation of the tax benefit of its net operating loss carryforward is presented in the following table. The tax amounts have been calculated using the 34% federal and 5.5% state income tax rates.

                                                       1999         1998
                                                    ---------    ---------

     Taxes currently payable                        $      --    $      --
     Deferred income tax benefit                      530,952       27,485
     Change in beginning valuation allowance         (530,952)     (27,485)
                                                    ---------    ---------

     Provision (benefit) for income taxes           $      --    $      --
                                                    =========    =========

Reconciliation of the Federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                       1999         1998
                                                    ---------    ---------

     Computed at the statutory rates (34%)          $(480,044)   $ (27,266)
     Increase (decrease) resulting from:
       Non-deductible expenses                            344        2,692
     State income taxes, net of federal income
       tax benefit                                    (51,252)      (2,911)
     Reinstatement/change in deferred tax asset
       valuation allowance                            530,952       27,485
                                                    ---------    ---------
     Tax provision (benefit)                        $      --    $      --
                                                    =========    =========

The components of the deferred tax asset were as follows at December 31:

                                                       1999         1998
                                                    ---------    ---------
     Deferred tax assets:
     Net operating loss carryforward                $ 721,619    $ 249,648
     Deferred revenue                                  62,275       57,263
     Deferred costs                                   (10,591)     (41,239)
                                                    ---------    ---------
          Total deferred tax asset                    773,303      265,672
                                                    ---------    ---------
     Deferred tax liabilities:
     Depreciation expense                              (5,464)      (8,290)
     Allowance for receivables                         20,495           --
                                                    ---------    ---------
          Total deferred tax liabilities               15,031       (8,290)
                                                    ---------    ---------
          Net deferred tax asset                      788,334      257,382
                                                    ---------    ---------
     Valuation allowance:
       Beginning of year                             (257,382)    (229,897)
       Decrease (increase) during year               (530,952)     (27,485)
                                                    ---------    ---------
          Ending balance                             (788,334)    (257,382)
                                                    ---------    ---------
     Net deferred taxes                             $      --    $      --
                                                    =========    =========

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 11 - INCOME TAXES, CONTINUED
---------------------------------

The net operating loss carryover is summarized below:

          YEAR LOSS ORIGINATED          YEAR EXPIRING      AMOUNT
          --------------------          -------------    ----------

           December 31, 1997                2012         $  583,231
           December 31, 1998                2013             80,195
           December 31, 1999                2014          1,254,241
                                                         ----------
          Total available net operating loss             $1,917,667
                                                         ==========


NOTE 12 - ACQUISITIONS
----------------------

On June 7, 1999, the Company acquired the assets of Page Telecomputing. As consideration, the Company issued 60,000 shares of its $.001 par value common stock. The total value of the stock issued was $90,000. The acquisition was accounted for using the purchase method of accounting. The results of operations are included in the financial statements of operations from the date of acquisition. The excess of the cost over the purchase price resulted in goodwill of $83,910, which is being amortized over 15 years using the straight-line method. The Company believes that the products and the intangible purchased will be generating revenue for at least 15 years. The estimated fair market value of the net assets acquired was $6,090.


NOTE 13 - MANAGEMENT'S PLAN
---------------------------

As shown in the accompanying financial statements, the Company incurred a net loss of $1,438,895 during the year ended December 31, 1999, and $80,195 for the year ended December 31, 1998. The Company's current liabilities exceeded its current assets by $540,505 and $707,141, respectively. The ability of the Company to continue as a going concern is dependent on increasing sales and obtaining additional capital and financing.

Management's plan to increase sales and obtain additional capital includes several specific actions. On the sales side, greater emphasis will be placed on emerging technologies such as speech-to-text, voice recognition, ASP services, and web development as these areas have higher profit margins and represent a market which is growing much more rapidly than the Company's traditional services. In the last quarter of 1999 and the first quarter of 2000 several employees, were added, which are expected to have a significant effect on sales. For capital sourcing, management will continue the private placement offerings of common and preferred stock, which during the period from January 1, 2000 through March 16, 2000 have raised approximately $4,400,000. Management believes that through this additional capital raised the going concern has been alleviated through December 31, 2000.


NOTE 14 - LITIGATION
--------------------

The Company is party from time to time to various legal proceedings. None of these proceedings are expected to have a material impact on its financial position or results of operations.

INTRACO SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE 15 - SHARE EXCHANGE
------------------------

In April 1999, CTE, an inactive public company, acquired all of the outstanding common stock of the Company. For accounting purposes, the acquisition has been treated as an acquisition of CTE by the Company and as a recapitalization of the Company. The exchange ratio of common shares was one-for-one. The estimated fair market value of the net assets acquired was $1,005. Costs associated with this recapitalization totaled $283,153. As a result of the re-capitalization, the Company is now authorized to issue 100,000,000 shares of common stock. Following the share exchange, the former stockholders of CTE owned 2,429,489 shares of common stock of the Company.

INTRACO SYSTEMS, INC.
CONDENSED BALANCE SHEET
SEPTEMBER 30, 2000
(UNAUDITED)
================================================================================


                                     ASSETS

     Current assets:
         Cash                                                       $ 1,316,780
         Accounts receivable, net                                       785,624
         Inventory                                                       56,197
         Prepaid expenses                                                81,779
                                                                    -----------
                      Total current assets                            2,240,380
                                                                    -----------

     Property and equipment, net                                      1,026,794

     Other assets:
         Due from related party                                           6,907
         Goodwill, net                                                   80,596
         Deposits                                                        18,184
         License agreement, net                                          18,667
                                                                    -----------
                      Total other assets                                124,354
                                                                    -----------

                      Total assets                                  $ 3,391,528
                                                                    ===========

           See accompanying notes to condensed financial statements.

INTRACO SYSTEMS, INC.
CONDENSED BALANCE SHEET
SEPTEMBER 30, 2000
(UNAUDITED)
================================================================================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities:
         Accounts payable                                           $   416,363
         Deferred revenue                                               143,030
         Accrued expenses                                               227,799
         Customer deposits                                               31,458
         Capital lease payable                                            9,830
         Stock issuance cost payable                                    254,840
                                                                    -----------
                      Total current liabilities                       1,083,320
                                                                    -----------

     Capital lease payable                                               23,885
                                                                    -----------

     Stockholders' equity:
         Series A convertible redeemable preferred stock,
           $0.001 par value, 2,500,000 shares authorized and
           396,500 shares issued and outstanding, 7%
           cumulative, with a $1.00 per share preference value              397
         Series B convertible redeemable preferred stock,
           $0.001 par value, 1,700,000 shares authorized and
           972,400 shares issued and outstanding, with a $1.00
           per share preference value and $1.00 for subscriptions
           over $100,000                                                    972
         Common stock, $0.001 par value, 100,000,000 shares
           authorized, 17,386,250 shares issued and outstanding          17,386
         Additional paid-in capital                                   7,290,741
         Accumulated deficit                                         (5,052,173)
         Outstanding stock options                                       27,000
                                                                    -----------
                      Total stockholders' equity                      2,284,323
                                                                    -----------

                      Total liabilities and stockholders' equity    $ 3,391,528
                                                                    ===========

           See accompanying notes to condensed financial statements.

INTRACO SYSTEMS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
================================================================================


                                                  FOR THE THREE MONTHS             FOR THE NINE MONTHS
                                                   ENDED SEPTEMBER 30,             ENDED SEPTEMBER 30,
                                              ----------------------------    ----------------------------
                                                  2000            1999            2000            1999
                                              ------------    ------------    ------------    ------------
     Revenues:
          Systems/networks                    $  1,156,616    $    209,726    $  3,860,396    $  1,597,149
          Service contracts                        108,318         114,030         496,887         426,078
                                              ------------    ------------    ------------    ------------
              Total revenues                     1,264,934         323,756       4,357,283       2,023,227
                                              ------------    ------------    ------------    ------------

     Cost of Revenues:
          Systems/networks                       1,155,623         178,864       3,327,462       1,201,129
          Service contracts                         87,191          38,855         299,762         246,346
                                              ------------    ------------    ------------    ------------
              Total cost of revenues             1,242,814         217,719       3,627,224       1,447,475
                                              ------------    ------------    ------------    ------------

     Gross profit                                   22,120         106,037         730,059         575,752

     General and administrative                  1,612,139         619,841       3,775,593       1,381,038
                                              ------------    ------------    ------------    ------------

     Loss from operations                       (1,590,019)       (513,804)     (3,045,534)       (805,286)
                                              ------------    ------------    ------------    ------------

     Interest income                                53,937           8,487          82,568          27,647

     Interest expense                                 (636)        (12,753)        (14,312)        (31,094)

     Other income                                    5,074              --           9,408              --
                                              ------------    ------------    ------------    ------------

     Loss before income taxes                   (1,531,644)       (518,070)     (2,967,870)       (808,733)

     Provision (benefit) for income taxes               --              --              --              --
                                              ------------    ------------    ------------    ------------

     Net loss                                 $ (1,531,644)   $   (518,070)   $ (2,967,870)   $   (808,733)
                                              ============    ============    ============    ============

     Net loss per share (basic and diluted)          (0.09)          (0.04)          (0.18)          (0.07)
                                              ============    ============    ============    ============

     Weighted average number of shares
     outstanding and to be issued               17,191,684      11,830,739      16,124,235      11,830,739
                                              ============    ============    ============    ============

           See accompanying notes to condensed financial statements.

INTRACO SYSTEMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)
================================================================================

                                                        INTRACO SYSTEMS, INC.
                                           STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                           YEARS ENDED DECEMBER 31, 1999 AND 1998 AND NINE MONTHS ENDED SEPTEMBER 30, 2000
====================================================================================================================================
                                               Preferred Stock A             Preferred Stock B               Common Stock
                                            ------------------------   --------------------------    ---------------------------
                                             Shares         Amount        Shares         Amount         Shares          Amount
                                            ---------      ---------   -----------      ---------    ------------     ----------
  Balance at December 31, 1997                      -      $       -             -      $       -             100     $      100

  Common stock split                                -              -             -              -       8,999,900          8,900

  Issuance of common stock for cash                 -              -             -              -         665,200            665

  Cost associated with issuance of stock            -              -             -              -               -              -

  Issuance of preferred stock for cash         52,500             53             -              -               -              -

  Net loss for the year                             -              -             -              -               -              -
                                            ---------      ---------   -----------      ---------    ------------     ----------

  Balance at December 31, 1998                 52,500             53             -              -       9,665,200          9,665

  Issuance of preferred stock for cash-
      Series A                                714,900            714             -              -               -              -

  Issuance of preferred stock for cash-
      Series B                                      -              -       989,000            989               -              -
  Stock options                                     -              -             -              -               -              -
  Cost associated with issuance of stock            -              -             -              -               -              -
  Issuance of common stock                          -              -             -              -         866,300            866

  Acquisition of  CTE assets                        -              -             -              -       2,429,489          2,430
  Cost associated with  recapitalization            -              -             -              -               -              -

  Issuance of common stock
      for acquisition                               -              -             -              -          60,000             60
  Dividends paid                                    -              -             -              -               -              -
  Subscriptions receivable                          -              -                            -               -              -

  Net loss for the year                             -              -             -              -               -              -
                                            ---------      ---------   -----------      ---------    ------------     ----------

  Balance at December 31, 1999                767,400            767       989,000            989      13,020,989         13,021
  Conversion of preferred stock
     to commom stock                         (370,900)          (371)      (16,600)           (17)        388,000            388

  Issuance of common stock                          -              -             -              -       3,633,586          3,633
  Issuance of common stock
      for services                                  -              -             -              -         248,560            249

 Exercise of options                                -              -             -              -          95,115             95
  Cost associated with issuance of stock            -              -             -              -               -              -
  Dividends paid                                    -              -             -              -               -              -

  Receipt of stock subscription                     -              -             -              -               -              -
  Net loss for the year                             -              -             -              -               -              -
                                            ---------      ---------   -----------      ---------    ------------     ----------
  Balance at Setember 30, 2000                396,500      $     397       972,400      $     972      17,386,250     $   17,386
                                            =========      =========   ===========      =========    ============     ==========

                                                        INTRACO SYSTEMS, INC.
                                           STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                           YEARS ENDED DECEMBER 31, 1999 AND 1998 AND NINE MONTHS ENDED SEPTEMBER 30, 2000
====================================================================================================================================
                                                              Additional       Outstanding
                                             Subscriptions     Paid-in            Stock       Accumulated
                                               Receivable      Capital           Options        Deficit         Total
                                               -----------   ------------       ---------     -----------    -----------
  Balance at December 31, 1997                 $         -   $     32,722       $       -      $ (565,213)   $  (532,391)

  Common stock split                                     -         (8,900)              -               -              -

  Issuance of common stock for cash                      -        165,635               -               -        166,300

  Cost associated with issuance of stock                 -       (110,107)              -               -       (110,107)

  Issuance of preferred stock for cash                   -         52,447               -               -         52,500

  Net loss for the year                                  -              -               -         (80,195)       (80,195)
                                               -----------   ------------       ---------     -----------    -----------

  Balance at December 31, 1998                           -        131,797               -        (645,408)      (503,893)

  Issuance of preferred stock for cash-
      Series A                                           -        714,286               -               -        715,000

  Issuance of preferred stock for cash-
      Series B                                           -        988,011               -               -        989,000
  Stock options                                          -              -          27,000                         27,000
  Cost associated with issuance of stock                 -       (244,846)              -               -       (244,846)
  Issuance of common stock                               -        865,434               -               -        866,300

  Acquisition of  CTE assets                                       (1,425)                                         1,005
  Cost associated with  recapitalization                         (283,153)                                      (283,153)

  Issuance of common stock
      for acquisition                                    -         89,940               -               -         90,000
  Dividends paid                                         -         (8,483)              -               -         (8,483)
  Subscriptions receivable                        (446,300)             -               -               -       (446,300)

  Net loss for the year                                  -              -               -      (1,438,895)    (1,438,895)
                                               -----------   ------------       ---------     -----------    -----------

Balance at December 31, 1999                      (446,300)     2,251,561          27,000      (2,084,303)      (237,265)
  Conversion of preferred stock
     to commom stock                                     -                              -               -              0

  Issuance of common stock                               -      5,113,618               -               -      5,117,252
  Issuance of common stock
      for services                                                401,087               -               -        401,336

 Exercise of options                                     -            (95)              -               -              -
  Cost associated with issuance of stock                 -       (448,523)              -               -       (448,523)
  Dividends paid                                         -        (26,907)              -               -        (26,907)

  Receipt of stock subscription                    446,300              -               -               -        446,300
  Net loss for the year                                  -              -               -      (2,967,870)    (2,967,870)
                                               -----------   ------------       ---------     -----------    -----------
  Balance at Setember 30, 2000                 $         -   $  7,290,741       $  27,000     $(5,052,173)   $ 2,284,323
                                               ===========   ============       =========     ===========    ===========

INTRACO SYSTEMS, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
================================================================================

                                                              FOR THE NINE MONTHS
                                                              ENDED SEPTEMBER 30,
                                                          --------------------------
                                                              2000           1999
                                                          -----------    -----------
     Cash flows from operating activities:
          Net loss                                        $(2,967,870)   $  (808,733)
          Adjustments to reconcile net loss to net cash
            provided (used) by operating activities:
              Depreciation and amortization                   134,766         17,308
              Issuance of common stock for services           401,336             --
              Changes in assets and liabilities
              (Increase) decrease in:
                 Inventory                                    (39,519)        35,899
                 Accounts receivable                         (250,202)      (136,075)
                 Interest receivable                               --        (25,208)
                 Note receivable - related party                              74,963
                 Prepaid expenses                               4,616         81,024
                 Due from related party                        (6,907)        46,480
                 Due from shareholder                              --
                 Security deposits                             (3,120)        (4,245)
              Increase (decrease) in:
                 Accounts payable                            (609,589)       444,076
                 Deferred revenue                             (22,464)       (24,917)
                 Customer deposits                             27,558       (152,173)
                 Accrued expenses                             227,799         43,656
                                                          -----------    -----------
     Net cash used by operating activities                $(3,103,596)   $  (407,945)
                                                          -----------    -----------

     Cash flows from investing activities:
          Purchase of property and equipment                 (894,123)       (97,118)
          Purchase of license agreement                       (50,000)            --
                                                          -----------    -----------
     Net cash used by investing activities                   (944,123)       (97,118)
                                                          -----------    -----------

     Cash flows from financing activities:
          Proceeds from issuance of stock, net              5,369,869        957,517
          Dividends paid                                      (26,907)        (1,092)
          Repayment of long-term debt                        (130,188)      (196,351)
          Costs associated with recapitalization                   --       (283,153)
                                                          -----------    -----------
     Net cash provided by financing activities              5,212,774        476,921
                                                          -----------    -----------

     Net increase in cash                                   1,165,055        (28,142)

     Cash at beginning of period                              151,725         32,245
                                                          -----------    -----------

     Cash at end of period                                $ 1,316,780    $     4,103
                                                          ===========    ===========

           See accompanying notes to condensed financial statements.

INTRACO SYSTEMS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
================================================================================


NOTE 1 - BASIS OF PRESENTATION
------------------------------

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the results for the interim periods presented have been included. Such adjustments consist of normal recurring accruals and other adjustments.

These results have been determined on the basis of generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's Annual Financial Statements for the year ended December 31, 1999. Operating results for the nine months ended September 30, 2000, are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

It is recommended that the accompanying condensed financial statements be read in conjunction with the financial statements and notes thereto included elsewhere in this filing.


NOTE 2 - PROPERTY AND EQUIPMENT
-------------------------------

Property and equipment consist of the following:

                                                   SEPTEMBER 30,
                                                       2000
                                                   -----------

         Leasehold improvements                    $    57,908
         Equipment                                   1,190,236
         Furniture and fixtures                         22,260
                                                   -----------
               Total property and equipment          1,270,404

         Less:  accumulated depreciation              (243,610)
                                                   -----------
               Property and equipment, net         $ 1,026,794
                                                   ===========

Depreciation expense for the nine months ended September 30, 2000 was $101,243.

NOTE 3 - STOCKHOLDERS' EQUITY
-----------------------------

In April of 1999, CTE, an inactive public company, acquired all of the outstanding common stock of the Company. For accounting purposes, the acquisition has been treated as an acquisition of CTE by the Company and as a recapitalization of the company. The exchange ratio of common shares was one-for-one. The estimated fair market value of the net assets acquired was $1,005. As a result of the recapitalization, the Company is now authorized to issue 100,000,000 shares of common stock.

In March of 2000, the Company sold approximately 160,000 shares of $0.001 par value common stock to an investor at a cost of $1.25 per share with 30,000 warrants exercisable at $0.75 per warrant. The Company sold approximately 3,475,000 units for $1.50 per unit; each unit consists of one share of common stock and one warrant exercisable at $1.50 per warrant. Fees associated with the offerings consisted of cash, warrants, and common stock. The warrants were issued to the outside investors and considered a cost of raising capital, and the discount of $.50 per warrant or $15,000, for the 30,000 warrants has been included in additional paid-in capital.

INTRACO SYSTEMS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
================================================================================


NOTE 3 - STOCKHOLDERS' EQUITY, CONTINUED
----------------------------------------

During the nine months ended September 30, 2000, Intraco issued 50,000 shares of restricted common stock as settlement of an employment contract. The 50,000 shares issued for services were valued at the fair market value of Intraco's common stock at the date of issuance or $1.97 per share, the quoted market price on the close of the prior day. The $98,400 has been included in current year general and administrative expense

During the nine months ended September 30, 2000, Intraco issued 198,560 shares of restricted common stock as payment of fees and issued 95,115 of restricted common stock to one employee and five former employees in connection with the exercise of stock options. The 198,560 shares issued for services were valued at the fair market value of Intraco's common stock at the date of issuance or $1.53 per share, the quoted market price on the close of the prior day. The $302,936 has been included in current year general and administrative expense.

During the nine months ended September 30, 2000, preferred stock holders converted 388,000 shares of preferred stock to common stock.

NOTE 4 - LICENSE AGREEMENT
--------------------------

The Company obtained a software license agreement in March of 2000 and it is being amortized over 1 year, using the straight-line method. The Company assesses whether its intangible assets are impaired as required by SFAS No 21, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" based on an evaluation of undiscounted projected cash flows through the remaining amortization period. If impairment exists, the amount of such impairment is calculated on the estimated fair value of the assets.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Intraco may agree to the terms and conditions upon which any director, officer, employee or agent accepts an office or position and in its by-laws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of Intraco, or any person who serves at the request of Intraco as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent permitted by the Nevada Revised Statutes (including, without limitation, the statutes, case law and principles of equity) of the State of Nevada. If the Nevada Revised Statutes (including without limitation, the statutes, case law or principles of equity, as the case may be) of the State of Nevada are amended or changed to permit or authorize broader rights of indemnification to any of the persons referred to in the immediately preceding sentence, then Intraco shall be automatically authorized to agree to indemnify such respective persons to the fullest extent permitted or authorized by such law, as so amended or changed, without the need for amendment or modification of the certificate of incorporation of Intraco and without further action by the directors or shareholders of Intraco.

         Without limiting the generality of the foregoing, to the fullest extent permitted or authorized by the Nevada Revised Statutes as now in effect and as the same may from time to time hereafter be amended, no director of Intraco shall be personally liable to Intraco or to its shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the immediately preceding sentence shall not adversely affect any right or protection of a director of Intraco existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Company estimates that its expenses in connection with this registration statement will be as follows:

         SEC registration fee......................    $  2,738
         Legal fees and expenses...................      45,000
         Accounting fees and expenses..............      10,000
         Miscellaneous.............................       5,000
                                                       --------
         Total.....................................    $ 62,738
                                                       ========

         The Company will bear the foregoing expenses on behalf of the selling shareholders.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

         In November 1998, Intraco issued to Vestar warrants to purchase 150,000 restricted shares of common stock at $0.25 per share in consideration of Vestar's agreement to cancel an anti-dilution clause in Intraco's consulting agreement with Vestar. The warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act. To Intraco's knowledge, management of Vestar was sophisticated in financial investments and was familiar with Intraco's business and operations. No offering document was prepared, and no public solicitation or general advertising was done in connection with this issuance. Intraco did not pay any fees or commissions in connection with this issuance.


         From December 1998 to July 1999, Intraco sold 714,900 restricted shares of Series A preferred stock, par value $.001, for gross proceeds of $715,000. Each share of Series A preferred stock is convertible into one share of common stock. The shares are redeemable by Intraco at any time. The Series A preferred stock was sold pursuant to the exemptions from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation S promulgated thereunder. The Series A preferred stock was offered to accredited investors only pursuant to an offering memorandum setting forth the terms of the offering and the Series A preferred stock; Intraco's business operations, proposed use of proceeds of the offering and management; Intraco's business plan; and financial statements prepared by management. No public solicitation or general advertising was done in connection with the offering. Intraco paid fees totaling $212,000 in connection with this sale.

         From October 1999 to December 1999, Intraco sold 989,400 restricted shares of Series B preferred stock for gross proceeds of $989,000. Each share of Series B preferred stock is convertible into one share of common stock. The shares are redeemable by Intraco at any time. The Series B preferred stock was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation S promulgated thereunder. The Series B preferred stock was offered to accredited investors only pursuant to an offering memorandum setting forth the terms of the offering and the Series B preferred stock; Intraco's business operations, proposed use of proceeds of the offering and management; Intraco's business plan; and financial statements prepared by management. No public solicitation or general advertising was done in connection with the offering. Intraco paid fees totaling $40,000 in connection with this sale.

         In March 1999, Intraco entered into an agreement with H&J Investments pursuant to which H&J Investments purchased 866,300 restricted shares of common stock at $1.00 per share. H&J issued to Intraco three notes with principal amounts totaling $866,300, of which $446,300 was paid as of March 31, 2000 and the balance of which was paid on July 24, 2000. The sale of shares was exempt from registration under the Securities Act pursuant to Section 4(2) thereof. To Intraco's knowledge, management of the investor was sophisticated in financial investments and received a variety of financial and other information about Intraco in connection with its due diligence. No public solicitation or general advertising was done in connection with this sale. Intraco did not pay any fees or commissions in connection with this sale.

         In April 1999, Intraco issued 10,531,500 restricted shares of common stock to a total of 40 shareholders of Intraco Systems, Inc., a Florida corporation, as part of the share exchange with the Florida corporation's shareholders. The transaction was completed pursuant to an agreement and plan of exchange in accordance with the exemption from registration under Section 4(2) of the Securities Act. To Intraco's knowledge, the shareholders of the acquired entity were sophisticated in financial investments and received a variety of financial and other information about Intraco in connection with its due diligence. No public solicitation or general advertising was done in connection with the share exchange.

         In June 1999, Intraco acquired the assets of Page Telecomputing and issued 60,000 restricted shares of its common stock as consideration to the sole shareholder. The aggregate value of the consideration received for the issuance was $90,000. An additional 50,000 restricted shares of common stock were issued in June 2000 to the sole shareholder in settlement of his employment contract. The aggregate value of the shares issued as settlement is $98,400. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act. To Intraco's knowledge, the shareholder was sophisticated in financial investments and received a variety of financial and other information about Intraco in connection with the shareholder's due diligence. No public solicitation or general advertising was done in connection with this sale. Intraco did not pay any fees or commissions in connection with this transaction.

         In February 2000, the Company sold 160,000 restricted shares of common stock and warrants to purchase 30,000 restricted shares of common stock at $0.75 per share for $200,000 to one accredited investor. The sale was exempt from registration under the Securities Act pursuant to Section 4(2) thereof. To Intraco's knowledge, the investor was sophisticated in financial investments and received a variety of financial and other information about Intraco in connection with the investor's due diligence. No public solicitation or general advertising was done in connection with this offering. Intraco did not pay any fees or commissions in connection with this sale.

         In March 2000, the Company sold 3,474,667 units for $4,805,799 net of fees and expenses to a total of 11 accredited investors. Each unit consisted of one restricted share of common stock and one warrant to purchase one restricted share of common stock at $1.50 per share. The sale of the units was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and were made pursuant to a term sheet and unit purchase agreement. In addition to Intraco's representations in the purchase agreement, the investors were provided with a variety of financial and other information about Intraco in connection with their due diligence. No public solicitation or general advertising was done in connection with this offering. Intraco issued a warrant to purchase 210,000 restricted shares of common stock at $2.00 per share, 196,560 restricted shares of common stock and a warrant to purchase 196,560 restricted shares of common stock at $1.50 per share and paid a cash fee of $381,200 as a commission for this sale and paid legal, accounting and other miscellaneous expenses of $67,323.

         In April 2000, Intraco issued 6,199 restricted shares of common stock to one former employee upon the employee's exercise of stock options granted to the employee under Intraco's stock option plan in connection with the person's employment with Intraco. Intraco did not receive any proceeds from the exercise of options because the optionholders used the cashless exercise method. The shares were valued at $22,068. The shares were issued pursuant to an exemption from registration under Section 3(a)(9) and 4(2) of the Securities Act. The employee had access to the Company's reports filed pursuant to the Exchange Act and a copy of the stock option plan and was familiar with Intraco's operations and financial condition. Intraco did not pay any fees or commissions in connection with this issuance.

         From April 2000 to June 2000, Intraco issued 2,000 shares of restricted common stock to Mark Wachs Associates, a public relations firm, in connection with services provided to Intraco. The shares issued were valued at $8,187.50. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act. To Intraco's knowledge, management of the firm was sophisticated in financial investments and was familiar with Intraco's business and operations. No offering document was prepared, and no public solicitation or general advertising was done in connection with this issuance. Intraco did not pay any fees or commissions in connection with this issuance.

         In June 2000, Intraco issued 52,549 shares of restricted common stock to one employee and three former employees upon the employees' exercise of stock options granted to the employees under Intraco's stock option plan in connection with their employment with Intraco. Intraco did not receive any proceeds from the exercise of the options because the optionholders used the cashless exercise method. The stock options were valued at an aggregate of $150,625. The shares were issued pursuant to an exemption from registration under Sections 3(a)(9) and 4(2) of the Securities Act. The individuals had access to the Company's reports filed pursuant to the Exchange Act and a copy of the stock option plan and were familiar with Intraco's operations and financial condition. Intraco did not pay any fees or commissions in connection with these issuances.

         In August 2000, Intraco issued 36,487 shares of restricted common stock to two former employees upon the employees' exercise of stock options granted to the employees under Intraco's stock option plan in connection with their employment with Intraco. Intraco did not receive any proceeds from the exercise of the options because the optionholders used the cashless exercise method. The stock options were valued at an aggregate of $125,625. The shares were issued pursuant to an exemption from registration under Sections 3(a)(9) and 4(2) of the Securities Act. The individuals had access to the Company's reports filed pursuant to the Exchange Act and a copy of the stock option plan and were familiar with Intraco's operations and financial condition. Intraco did not pay any fees or commissions in connection with these issuances.

         From February 2000 to September 2000, Intraco issued 388,000 shares of common stock to preferred shareholders who converted a like number of shares of preferred stock. The shares were issued pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act.

ITEM 27. EXHIBITS.

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------

2.1 Exchange Agreement dated April 9, 1999 between Intraco Systems, Inc. and Custom Touch Electronics, Inc.(l)

3.1               Amended and Restated Certificate of Incorporation(l)

3.2               By-laws(l)

3.3               Certificate of Correction(2)

3.4 Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Redeemable Preferred Stock(2)

3.5 Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Redeemable Preferred Stock(2)


4.1               Form of Non-Callable A Warrant(3)

4.2               Form of Callable B Warrant(3)

4.3               Form of Callable C Warrant(3)


5.1               Opinion of Broad and Cassel*

9.1 Voting Trust Agreement dated February 1, 2000 between Jack Berger and Walt Nawrocki, as amended*

10.1              1998 Stock Option Plan, as amended*

10.2 Employment Agreement dated January 1, 1998 between Intraco Systems, Inc. and Jack Berger(l)

10.3 Amendment to Employment Agreement effective January 1, 2000 between Intraco Systems, Inc. and Jack Berger(4)

10.4 Employment Agreement dated January 18, 1999 between Intraco Systems, Inc. and Robert Marcus(l)

10.5 Amendment to Employment Agreement effective January 1, 2000 between Intraco Systems, Inc. and Robert Marcus(4)

10.6 Employment Agreement dated September 24, 1999 between Intraco Systems, Inc. and Walt Nawrocki(4)


10.7 Motorola Software License Agreement dated January 18, 2000 by and between Intraco Systems, Inc. and Motorola, Inc.(5)

10.8 Software License and Support Agreement between Intraco Systems, Inc. and Nuance Communications*

10.9 Microsoft Certified Solution Provider Agreement by and between Intraco Systems, Inc. and Microsoft Corporation*

10.10             Voice Enabled Customer Service Application Agreement*



23.1              Consent of Broad and Cassel (filed as part of Exhibit 5.1)

23.2              Consent of Daszkal, Bolton & Manela Devlin & Co.*

24 Power of Attorney (see page II-5 of this registration statement as originally filed)
--------------

*     Filed herewith.

(1) Incorporated by reference from the registrant's Registration Statement on Form 10-SB filed on August 18, 1999.

(2)   Filed with Amendment No. 2 to this Registration Statement, File No.
      333-44268.


(3)   Filed with Amendment No. 3 to this Registration Statement, File No.
      333-44268

(4) Incorporated by reference from the registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999.

(5)   Filed with Amendment No. 1 to this Registration Statement, File No.
      333-44268.


ITEM 28. UNDERTAKINGS.

      (a)   RULE 415 OFFERING. The undersigned company hereby undertakes:

      (1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and (iii) include any additional or changed material information on the plan of distribution.

      (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) TRANSACTIONS WITH OR BY SELLING SECURITY HOLDERS. The undersigned registrant hereby undertakes to file a post-effective amendment to this Registration Statement in the event that there is a change in the plans, proposals, agreements, arrangements or understandings, if any, with respect to transactions with or by selling security holders.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, in the City of Boca Raton in the State of Florida on the 5th day of February, 2001.

                                    INTRACO SYSTEMS, INC.

                                    By: /s/ WALT NAWROCKI
                                        --------------------------------------
                                        Walt Nawrocki, Chief Executive Officer



         In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities and on the dates stated.


         SIGNATURE                       TITLE                      DATE
----------------------------  ----------------------------  --------------------


*                                Chairman of the Board       February 5, 2001
----------------------------
Robert Hildreth, Jr.

*                               President and Director       February 5, 2001
----------------------------
Jack S. Berger

                                Chief Executive Officer      February 5, 2001
                                and Director (Principal
 *                                executive officer)
----------------------------
Walt Nawrocki

                                Chief Financial Officer      February 5, 2001
/s/ ROBERT MARCUS                (Principal accounting
----------------------------           officer)
Robert Marcus

*                                      Director              February 5, 2001
----------------------------
William D. Hager

*                                      Director              February 5, 2001
----------------------------
Benjamin W. Krieger


*By: /s/ ROBERT MARCUS
     -------------------------------
     Robert Marcus, Attorney-in-fact

                                      II-8